SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                FORM 10-SB12(G)/A

INITIAL REPORT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934
                     For the Fiscal Year Ended May 31, 1999

                        Commission file number   0-28239

                              SUNFLOWER (USA), LTD.
                              ---------------------
             (Exact name of Registrant as specified in its charter)

            Nevada                                          82-0349651
   -------------------------                       -----------------------------
   (State  of incorporation)                       (I.R.S. Employer I.D. Number)

   764 Industry Drive, Building 16, Tukwila, Washington                    98188
   -----------------------------------------------------------------------------
  (Address of principal executive offices)                            (Zip Code)

 Registrant's telephone number, including area code   (206)-394-9701 or 394-9702
                                                      --------------------------

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements  for  the  past  90  days.  Yes      , No   X  .
                                             -----    -----

The Registrant's revenues for its most recent fiscal year ended May 31, 1999 were $18,172,423 and for its most recent six months revenue the second quarter ended on November 30, 1999 were $14,779,692.

As of November 30, 1999, the Registrant has 4,546, 667 shares of common stock outstanding. The aggregate market value (based on an average high bid and a low asking price of such common equity as quoted on the OTC Electronic Bulletin Board) of common stock held by non-affiliates of the Registrant (578,333 shares) was approximately $2,168,750.

                           FORWARD-LOOKING STATEMENTS

Certain statements made in this Initial Report are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of SunFlower (USA) Ltd., a Nevada corporation (the "Company"), may be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements the forward-looking statements made in this Report are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based, in part, on assumptions involving the growth and expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, and of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in this Report, particularly in view of the Company's early stage of operations in the United States, inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

ITEM  1.          DESCRIPTION  OF  BUSINESS

REVERSE  MERGER

The Company with the exact name of SunFlower (USA) Ltd., was originally incorporated under the laws of the State of Washington as Lucky Three Mining Co. on February 13, 1979. During 1979, the Company successfully made a public offering of its common stock. On August 11, 1995 the Lucky Three Mining Co. changed its name to Pellet America Corporation, a Nevada corporation ("Pellet"), through a merger, and reincorporated in the State of Nevada. Pellet was incorporated on July 18, 1995. The name of Pellet was changed to SunFlower (USA) Ltd., after a reverse merger with SunFlower Industry (BVI) Co. Ltd. on October 5, 1998.

During the reverse merger, the shareholders of Pellet at a shareholders meeting, approved the acquisition of SunFlower Industry (BVI) Co. Ltd., for stock. Pellet issued 9,500,000 shares of its common stock for all the outstanding shares of SunFlower Industry (BVI) Co. Ltd., which owns all of the stock of SunFlower Industry Co. Ltd., which is located in the People's Republic of China (PRC). The shareholders, at that same meeting, voted to change the name of Pellet America Corporation to SunFlower (USA), Ltd. The shareholders of Pellet also elected a new board of directors and simultaneously accepted the resignation of the incumbent directors. On March 1, 1999, the company's shareholders approved a 3 for 1 reverse stock split, effective March 1, 1999. Consequently, there are 4,166,666 shares of common stock outstanding as of March 1, 1999. Through a fund raising of US$1,000,000 and an appointment of a non-executive (see Item 9, under Issuing New Common Stock), the total common stock available is approximately 4,546,667 shares as of November 30, 1999.

THE  COMPANY

SunFlower (USA), Ltd. (the "Company") owns 100% of its subsidiary - SunFlower Industry Co. Ltd. (a Sino-foreign joint venture enterprise), which occupies 364,000 square feet of modern manufacturing space and modern offices, located in the City of Sheng Yang, Manchuria, of the PRC. The main business of the Company is operated by its PRC subsidiary - SunFlower Industry Co. Ltd., which has been in operation in PRC since 1992.

The Company is in the business of manufacturing and sales of non-ferric metals such as copper and nickel alloy. The Company also manufactures copper tubing and sheet. With assets over 45 million US dollars, the Company is the 46th largest private enterprise, and the third largest manufacturer of copper wire and tubing in the PRC. The Company's main business is the manufacture of copper wire used by electric utilities and transformer manufactures. Total annual production capacity of the Company will be increased from 20,000 metric tons to 30,000 metric tons of copper and alloy products when the expansion is completed within the next few months. The Company sells its products through its own sales force mostly within the PRC. Sales and profits of the Company have been increasing in the past three years. The annual sales amounts have reached approximately $18.2 million in annual sales with approximately $2.5 million in net profits for the fiscal year ended on May 30, 1999. As of November 30, 1999, the sales of the first two quarters is approximately $14.7 million, and the net profit after tax is approximately $2.0 million. The Company is in an expansion mode and plans to enter into the alloy and copper markets in the US. It will also continue its sales growth and increasing market presence in the PRC alloy markets.

The Company's shares of common stock are listed on the OTC "BB" (or NASDAQ), under the symbol "SFLW". The Company has 50,000,000 shares of authorized common stock and approximately 4,546,667 shares of common stock outstanding on November 30, 1999.

 Signature Stock Transfer, Inc., located at 14675 Midway Road, Suite 221, Dallas, Texas 75244, serves as the transfer agent and registrar for the Company's common stock.

THE  MARKET

The Company focuses it products in the copper and alloy industry. Presently, most of the products are sold in the PRC. As the PRC economy continues to grow, the market of the Company also continue to expand. Through the sales and marketing efforts, product recognition and after sales services, the Company becomes the third largest manufacturer of copper pipe and wire in the PRC. Currently, copper pipes and alloy products are ready to market in the US, using SunFlower (USA) Ltd. brand name. It is to expand its sales and make the Company a global player. No sales is made in the United States as of November 30, 1999.

COMPETITION

Since the Company's current sales are in the PRC, the two largest manufacturers of copper products (i.e. Lou Yang Copper Industry Co., and Shanghai Copper Work Co. of China) are potential competitors of the Company's PRC market. However, these large factories are the state/government owned enterprises, and are not profit motivated. In addition, all state owned enterprises are responsible for many social welfare programs, such as operating medical clinics, schools to take care of its employees and local communities. Consequently, these two copper producing companies are not a real threat to the Company. The Company is able to take advantage of its operational efficiency of the privately owned enterprises and to expand its market share. In 1998, the Company is rated as the most effective and largest privately owned copper and non-ferric alloy manufacturer in PRC. Other future competition may occur, when the Company enters into t he United States markets.

SALES  AND  MARKETING

The Company manufactures many different types of copper products and non-ferric metal alloys, including copper pipes, sheets, wires, belts, white copper, nickel alloy, and non-oxygen coppers. The Company sells and promotes its products through its own sales and marketing forces. Most of the sales were made in the PRC market. The Company has started its sales in small quantities, to Germany and Japan in early 1999. In July 1999, it also established an office in Tukwila, Washington, in order to expand its operations in North America.

The Company receives sales orders mainly from electrical utilities and power generating industries. The products are used in the high-voltage power transmission, turbines, electrical cables, heat exchangers, refrigerators and air conditioners.

MAJOR  CUSTOMERS  AND  SEGMENTED  GEOGRAPHIC  SALES

The Company's major customers are Harbin Turbine Manufacturing Company, Northeast Electric Authority, Shen Yang Cable Factory, Northeast Transmission & Transformer Manufacturing Company, First Automotive Work Company and governmental agencies of the PRC. Many of these customers have been customers of the Company since 1992. The sales to 10 major customers accounted for about 60% of the Company sales. However, none of these individual customer purchases 10% of the Company's sales. (See the Note 3 of the May 31, 1999 Accountant's Report.)

STRATEGIES

The Company has positioned itself to aggressively expand sales both in the US and PRC markets. The Company, leveraging an inexpensive PRC labor force and its US company name, in order to expand from its existing low-end products to cover the high-end products, has adopted a vertical integration strategy. To implement the product integration strategy, the Company will acquire an American company of high-end products. The acquisition will allow the Company's immediate US market presence and sales, so that the Company will become a major player in the global markets. Although the product integration strategy is formatted, the successful implementation of the strategy in the US, requires many factors, more than the Company management's will to succeed.

As the PRC economy continues to grow strongly at a rate over 7% each year, the Company has started to expand its manufacturing facilities, equipment and machinery in 1998 and 1999. The objective of upgrading its product quality and expanding its product capacities is to capture more of the market share in PRC. Through the investment in resources and capital in recent years, the Company has received an ISO-9002 International Quality Certificate for production excellence in 1999. In addition, the annual manufacturing volume is increasing, and will approach 30,000 metric tons in the end of 1999. Continuing increase of product capacity facilitate Company's sales growth.

BUSINESS  FORECAST

The current national policy of the PRC is to restructure or shut down most of the ineffective state-owned factories and enterprises in the metal/alloy industry. Management has formulated plans to seize upon this historic opportunity to expand its penetration in the non-ferrous metal industry in the PRC by expansion of its facilities and/or by acquisition of other factories. The Company has in place an experienced and successful management team with many years of experience working together in the industry. Upon completion of the facilities under construction, the Company will further increase its output annually and become the "Number Two" copper producer in the PRC.

With the combination of 1) continuing growing PRC markets; 2) new potential sales in the US; and 3) implementation of the vertical integration strategy, the Company is to cover a wide spectrum of copper and alloy product lines. It is Management's objective to achieve a minimum sale and profit growth of 18% annually over the next five (5) years. Management is confident that the initial US sales will be made in the near future and that expected annual sales would reach $48,000,000 for the fiscal year ended on May 31, 2003.

EMPLOYEES

As of November 30, 1999, the Company employed approximately 878 full time personnel. The majority of the employees are stationed in the Company's subsidiary located in Shen Yang City, Manchuria of PRC. Historically, the Company has had no difficulty in hiring additional employees, and it anticipates that it will be able to hire additional employees in the future as needed, in connection with the growth of its business.

In July 1999, the Company started to hire full-time staff in the US to operate its US office located at Tukwila, Washington, in the suburban of Seattle. At present, there are three (3) full-time employees working in the US office. The number of US employees expects to increase to meet its operational needs.

RESEARCH  AND  DEVELOPMENT

None of the Company's employees are engaged solely in research and development. However, Mr. C. R. Wong, Senior Engineer, and Mr. Chung Kwa, Engineer, as well as certain other employees devote a substantial portion of their time to research and development activities in its PRC facilities.

During the fiscal year ended May 31, 1999 and 1998, the Company spent approximately $211,000 and $208,000 respectively, on research and product development activities, none of these costs were borne by customers. The Company continues to conduct research and product development activities for possible additions to its existing product line and to incorporate new technologies into its manufacturing processes to ensure its manufacturing costs remain competitive.

AWARDS

The Company's products have been rated by government agencies as the finest quality, and having been so rated, its orders from governmental agencies and the private sector have continued to increase. The Company has been appraised as an "advanced Enterprise" by the regulatory agencies. In addition, many honors and awards of excellence have been received from governmental for the quality of its products, which include:

-     Winner  of  the  1997  "Shen  Yang  City  Technology  Enterprise  Award";
-     Winner  of the " AAA Enterprise Award", awarded by the Lian Ning Province;
-     Recipient  of  the  "Best  Utilities  Industry  Supplier  Award";
-     Recipient  of  the  "Excellent  Defense  Contractor  Award";

PATENTS  AND  OTHER  INTELLECTUAL  PROPERTY

It is the practice of the Company to seek patent protection for its products and technology. After the establishment of its United States Operations, the Company will conduct an internal review of its products and technologies to determine if patent applicants should be filed in the United States Patent and Trademark Office.

PRODUCT  LIABILITY  AND  WARRANTIES

It is the Company's policy to replace any defective product within a reasonable time after delivery to the customer, should the product prove to be defective. As a result of the Company's quality control standards and procedures, there have been very few occasions of customer product complaints.

ITEM  2.     MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

The statements contained in this initial report on Form 10-SB concerning the Company's business outlook or future economic performance; anticipated profitability, gross billings, commissions and expenses or other financial items; and statements concerning assumptions made or exceptions as to any future events, conditions, performance or other matter are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which would cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (i) the uncertain acceptance of Company's products in the United States, (ii) the uncertain result of Company's proposed merger of a US company to its vertical integration strategy, (iii) that the Company has expanded and grown rapidly and there can be no assurance that the Company will continue to be able to grow profitably or manage its growth, (iv) risks associated with the political, economic situation in PRC and the currency exchange rates between RMB of PRC and US Dollars,(v) competition, (vi) the Company lack of experience in doing business in the United States, (vii) the loss of services of key executives, individuals could have a material adverse effect on the Company's business, financial condition or operating results, (viii) litigation and labor disputes because of operations and /or transactions in both US and overseas, and (ix) possible tax exposures, as the Company is subject to various taxes from more than one tax authorities, and (x) the control of the Company by Edward Liu.

RESULTS  OF  OPERATIONS

The following tables set forth selected operational data for the periods of: 1) fiscal year ended May 31, 1999 and 1998, and 2) the accumulative amounts for the first two quarters of the Company's current year and prior year operations, which ended on November 30, 1999 and 1998.

1)     For  the  twelve  month  operational  results:
       ---------------------------------------------

                         Fiscal  Year  Ended  May  31          Increased  In
                         ----------------------------          -------------


                                1999          1998        Amount     Percentage
                             -----------  ------------  -----------  -----------
Net Sales                    $18,172,423  $15,851,299   $2,321,124        14.64%
Cost of goods sold            14,341,179   13,157,055    1,184,124         9.00%
Gross profit                   3,831,244    2,694,244    1,137,000        42.20%
Selling Expenses                 146,060      179,721      (33,661)     (18.73%)
General & Administration         742,903      401,486      341,417        85.04%
Other income (expenses)          788,792     (299,595)   1,088,387       363.29%
Provision for income taxes     1,250,051            0    1,250,051           --
Net income                   $ 2,481,022  $ 1,813,442   $  667,580        36.81%

NET  SALES

The Company's net sales for fiscal year of 1999 increased $2,321,124 or 14.64% to $18,172,423 from $15,851,299 for fiscal year of 1998. The increase was primarily due to continuing high customer acceptance of the products, effective sales effort, supported by the expansion of manufacturing capacity, and continuing economic growth in the PRC. It is to be noted that all of the sales were made in the PRC, and no sales was incurred in the US. Despite that it is the Company's intent to establish marketing presence and sales in the North America in the future.

COST  OF  GOODS  SOLD

The Company's cost of goods sold for the fiscal year of 1999 was approximately $14,341,179 an increase of approximately $1,184,124, or 9% from approximately $13,157,055 for 1998. Such a 9% increase is line with the (14.64%) higher sales volume recorded in 1999.

GROSS  MARGIN

Due to increase of sales and manufacturing efficiency arising through larger value of sales, the gross margin improved from 17% of 1998 to 21% of 1999.

SELLING  EXPENSES

The Company's selling totaled approximately $146,060 in 1999, which represents a decrease of $33,661, or 18.73% from approximately 179,721 in 1998. The decrease was primarily the result of continuing strong demand for the Company's high quality products by its existing customers. The high acceptance of the Company's product in the market resulted in lower marketing and selling expense of the Company.

GENERAL  &  ADMINISTRATIVE  EXPENSES

The Company's general and administrative expenses totaled approximately $742,903 in 1999, an increase of approximately $341,417 or 85%. The increase was primarily due to expansion of its operations in both US and its subsidiary in PRC and the NASDAQ-BB listing related expenses.

OTHER  INCOME  /EXPENSES

Due to the price changes of copper raw materials, the Company leveraged on the price fluctuations and sold some of its copper materials in the amount of approximate $843,000 and realized profits during the current year. This income is recorded under the other expenses account together with various small expenses and other miscellaneous income. While in the past years, no such sales activities were incurred. The Company management believes that similar selling activities may be continue in the future, if appropriate, to maximize the Company's profitability.

PROVISION  FOR  INCOME  TAXES

The Company made an income tax provision for its subsidiary's profit incurred in the PRC. The tax provision of $1,250,051 was made for the 1999 income before tax of $3,731,073. While in the past no such a tax provision was made, as the Company was entitled a tax exemption status in accordance with the PRC income tax rules and regulations in 1998 and 1997. As the PRC tax rules and regulations are being modified, the Management took a conservative approach and recorded the 1999 income tax expenses to discharge its potential tax liabilities in the PRC while consulting its tax experts and legal opinion to decide if the Company's entitlement of any continuing tax exemption, as the PRC's operation is being classified as a "High Tech" foreign joint venture. No income tax provision is made in the US, since the Company has not engaged in operational activities as of May 31, 1999.

NET  INCOME

The after tax net income increased 36.8% or $667,580 from $1,813,442 in 1998 to $2,481,022, despite the additional income tax provision of $1,250,051 made in 1999. The increase of net income reflects the strong growth of the Company.


2)     Accumulative  figures results for the first two quarters operations ended
       -------------------------------------------------------------------------
       November  30,  1999  and  1998,  are  as  follows:
       -------------------------------------------------

                              Two Quarters Ended
                                 November 30              Increased In
                            -----------------------  ------------------------
                               1999         1998       Amount     Percentage
                            -----------  ----------  -----------  -----------
Net Sales                   $14,779,692  $9,708,531  $5,071,161        52.23%
Cost of goods sold           11,124,067   7,285,592   3,838,475        52.69%
Gross profit                  3,655,625   2,422,939   1,232,686        50.88%
Selling Expenses                 55,815      64,603      (8,788)     (13.60%)
General & Administration        669,356     408,059     261,297        64.03%
Other expenses                  321,313     115,615     205,698       117.92%
Provision for income taxes      600,102           0     600,102          - -
Net income                  $ 2,009,039  $1,834,662  $  174,377         9.50%

NET  SALES

The Company's net sales for the first two quarters ended November 30, 1999 increased $5,071,161 or 52.23% to $14,779,692 from $9,708,531 of 1998. The increase was primarily due to continuing high customer acceptance of the products, supported by the expanding manufacturing capacity in the PRC. The expansion is shown on the balance sheet, as the Company's fixed asset, including property, plant, and equipment, has been increased from $3.7 million in November 30, 1999 to $27.7 million for the sales period in 1999. It is to be noted that all of the sales were made in the PRC, and no sales was incurred in the US. In the near future, it is the Company's intent to establish a marketing and sales presence in North America.

COST  OF  GOODS  SOLD

The Company's cost of goods sold for the first two quarters ended November 30, 1999 was approximately $11,124,067, an increase of approximately $3,838,475, or 52.69% from approximately $7,285,592 for 1998. Such an increase reflects the higher sales volume (i.e. an increase of 52.23%) recorded in the first two quarters of 1999.

SELLING  EXPENSES

The Company's selling expenses totaled approximately $55,815 for the first two quarters ended November 30, 1999, which represents a decrease of $8,788, or 13.6% from approximately $64,603 for the same period of 1998. The decrease was primarily the result of continuing strong customer demand for the Company's high quality products. The high acceptance of the Company's product in the market resulted in lower selling expenses of the Company.

GENERAL  &  ADMINISTRATIVE  EXPENSES

The Company's general and administrative expenses totaled approximately $669,356 for the first two quarters ended November 30, 1999, an increase of approximately $261,297 or 64.03%. The expense increase was due to start up expense for the US expansion and the NASDAQ-BB listing related expenses.

OTHER  EXPENSES

The Company's other expenses totaled approximately $321,313 for the first two quarters ended November 30, 1999, an increase of approximately $205,698 or 117.92%. Other expenses are mainly composed of financial expenses and other miscellaneous expenses. The increase was mainly due to the increase of interest cost incurred for loans from banks as a way to finance the expansion of the Company's factory and manufacturing facilities.

PROVISION  FOR  INCOME  TAXES

The Company made an income tax provision for its subsidiary's profit incurred in the PRC. The temporary income tax provision of $600,102 was made for the first two quarters ended November 30, 1999, income before tax was $2,609,141. While in the past no such tax provision was made, the Company was entitled to a tax exemption status in accordance with the PRC income tax rules and regulations in 1998. As the PRC tax rules and regulations are being modified, Management took a conservative approach and recorded the 1999 income tax provision of $600,102 in the interim periods to discharge its potential tax liabilities in the PRC, while seeking a tax expert's legal opinion to decide the Company's entitlement of continuing tax exemption. No income tax provision was made in the US. The Company has not made any sales in the North American operation, as of November 30, 1999.

NET  INCOME

The first two quarters net income after tax is about the same in both 1999 and 1998. Since in the current year an income tax provision of $600,102 was made, while no such provision was adopted in the prior year. Had no such tax expense been made in the current year, its net income would have increased 42% or to $2,609,141 in 1999.

The continuing upward movement of sales and customer demands of its products leads to the Company's profitable operational results.

LIQUIDITY  AND  CAPITAL  RESOURCES

Historically, the Company has financed its operations through a combination of cash generated from the operations, bank financings and distributions from the retained earnings. For the fiscal year ended May 31, 1999, the Company's operating activities provided cash of $14,524,758 as its source of fund. The Company's changes in the financial positions of operating assets and liabilities also provided additional cash of approximately $5,908,359 for the fiscal year ended May 31, 1999. On the other hand, the Company's investing activities absorbed approximately $20,318,845 of cash during the fiscal year. As a result of the above activities, the Company resulted in a net cash in- flow of $114,272 in the fiscal year ended May 31, 1999.

     The Company believes that funds available in 1999 will be adequate to meet its operating requirements and its expansion needs, despite of its continued expanding of manufacturing assets. As discussed in ITEM 9 that the Company has started its equity capital raising activities. The Company may continue to use its equity financing, operating income and debt financing to expand its operations both in the US and PRC and meet its growth objective and a vertical integration strategy.

     Other than the foregoing and the risk factors discussed below, Management knows no trends, demands, or uncertainties that are reasonably likely to have a material impact on the Company's short term liquidity or capital resources.

INFLATION

It is believed that inflation has not had a material impact on the Company's business in recent years.

IMPACT  OF  RECENTLY  ISSUED  ACCOUNTING  STANDARDS

Statement of Financial Accounting Standards 133 - Accounting for Derivative Instruments and Hedging Activities (SFAS 133) was recently issued. SFAS 133 established accounting and reporting standards for derivative financial instruments and for hedging activities. The Company does not currently engage in any activities that would be covered by SFAS 133.

YEAR  2000  COMPLIANCE

The Company has implemented a Year 2000 (Y2K) program aimed at ensuring that its Company systems, applications and equipment will function properly beyond 1999. As a part of this program, the Company conducted an assessment of its equipment and machinery during August of 1998. The Company's machinery does not have timers or date counters; therefore, are not subject to Year 2000 problems. The Company continuously seeks to upgrade and improve its computer systems and software to better service customers and to support its growth. As a result, all of the Company's computer systems and software have been recently acquired or upgraded, and the Company believes they are Year 2000 compliant, though there can be no assurance in this regard.

     Because the Company replaced or upgraded its computer systems and software in conjunction with its normal business practices, it has not allocated additional resources or attributed additional costs to the Year 2000 compliance. The Company will continue to assess and test newly purchased machinery and computer-related hardware and software to ensure such items comply with Year 2000.

OPERATING  RISKS

The Company's main operations are conducted in the PRC. Accordingly, the business, financial conditions and operations may be influenced by the political, economic and legal environment in the PRC. The Company's operations maybe subjected to special considerations and risks not typically associated with companies in North America. The risk are specified as follows:

-     POLITICAL  CONSIDERATIONS

The Company's business may be adversely affected by political, economic and social uncertainties in China. A change in policies by the Chinese government could adversely affect the Company's interest by, among other things, changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of suppliers, or the expropriation of private enterprises. Although the Chinese government has been pursuing economic reform policies for the past 17 years, no assurance can be given that the Chinese government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting China's political, economic and social life.

-     ECONOMIC  CONSIDERATIONS

The economy of China differs significantly from the United States economy in such respects as structure, level of development, gross national product, growth rate, capital reinvestment, resource allocation and self-sufficiency, rate of inflation and balance of payments position, among others. Since the early 1950s, the economy of China has been a planned economy subject to five-year and annual plans adopted by central authorities, which set forth production goals. Only recently the Chinese government encouraged substantial private economic activities. The Chinese economy has experienced significant growth in the past five years, but such growth has been uneven among various sectors of the economy. There can be no guarantee that the government's pursuit of economic reforms will be consistent or effective. Action by the central government of China could have a significant adverse effect on economic conditions in China. Further, much of the economic activity is export driven and, therefore, affected by developments in the economies of China's principal trading partners.

-     LEGAL  SYSTEMS

In December 1982, the National People's Congress of China amended the Constitution of China to authorize foreign investment and to guarantee the "lawful rights and interest" of foreign investors in China. Despite the subsequent activity and progress in developing the legal system, China does not have a comprehensive system of laws. Enforcement of existing laws may be uncertain and sporadic and implementation and interpretation thereof inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law or to obtain enforcement of a judgment by a court of another jurisdiction.

While Chinese law expressly protects the status and rights of Sino-foreign joint venture enterprises, including their right to use land during the term of their respective joint venture contracts, the states reserves the right, in extreme and exceptional circumstances, to terminate the joint venture and provide compensation. In such an event, a joint venture's right to use land would terminate and all plant and facilities would revert to the state in exchange for just compensation.

-     GOVERNMENT  CONTROL  OF  CURRENCY  CONVERSION  AND  EXCHANGE  RATE  RISKS

The Company receives its revenues in the PRC in Renminbi, which is not freely convertible into foreign exchange. However, the Company requires foreign currency to fund a portion of its operations. For example, the Company requires, and expects to require in the future, U.S. dollars to purchase equipment for expansion projects. In addition, revenues will need to be converted into United States dollars, Hong Kong dollars and other currencies in the amounts needed for the Company to discharge obligations denominate in foreign currency. The PRC Government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restriction on foreign imports.

In general, domestic enterprises operating in the PRC must price and sell their goods and services in the PRC in Renminbi and are also required, with certain exceptions, to sell all their foreign exchange revenues to designated foreign exchange banks in the PRC. In addition, domestic enterprises much provide satisfactory evidence of their need for foreign currency before converting Renminbi to foreign currency through designated foreign exchange banks. However, according to regulations, which took effect on July 1, 1996, foreign investment enterprises may be able to access foreign exchange from both designated foreign exchange banks and swap center, provided that such foreign exchange will be used for current account transactions.

Prior to January 1, 1994, there was significant volatility in the exchange rate of Renminbi to U.S. dollars Although the Renminbi to U.S. dollar exchange rate has been relatively stable since January 1, 1994 and the PRC government has stated its intention to intervene in the future to support the value of the Renminbi, there can be no assurance that exchange will not again become volatile or that the Renminbi will not devalue significantly against the U.S. dollar. Exchange rate fluctuations may adversely affect the Company's financial performance and ability to meet its obligations because of its current and future foreign currency denominated liabilities and may materially adversely affect the value, translated into U.S. dollars, of the Company's net fixed assets, earnings and any declared dividends.

The current restrictions and uncertainties relating to the currency conversion system in the PRC give rise to risks affecting the ability of the Company to obtain adequate foreign exchange at acceptable rates to meet its foreign exchange needs.

-     ENVIRONMENTAL  LIABILITY  EXPOSURE

The Company's manufacturing facilities are subject to PRC national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the PRC Government of any facility that fails to comply with orders requiring it to cease of improve upon certain activities causing environmental damage. The Company believes its environmental protection facilities and systems are adequate for it to comply with the existing national, provincial, and local environmental protection regulations. However, there can be no assurance that the PRC national, provincial, or local authorities will not impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in the Company's processes or systems.

FOREIGN  CORRUPT  PRACTICES  ACT  OF  1977

The Company management is aware that it is subject to the U.S. Foreign Corrupt Practices Act of 1977. The Act generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with the Company, are not subject to these prohibitions. It is Directors and executive officers best believe that no violation of the Foreign Corrupt Practices Act by the Company is incurred.

DEPENDENCE  ON  PRINCIPAL  CUSTOMERS

During the fiscal year ended May 31, 1999, and the two quarters ended November 30, 1999 sales to 10 major customer accounted for over 60% of the Company's sales. However, no single customer represents over 10% of company's total sales. The dollar value of sales to these customers is expected to increase steadily over the next several years due to the fact that the Company is the only alloy manufacturer in the PRC, which can produce certain products to meet the specifications and quality of its customers. The Company maintains excellent relationships with its customers and provides a high level of customer service. Upon completion of its expansion, the Company will be in a position to continue to meet the demands of its customers and, in addition to supplying its present line of products, will be able to expand its offering of types of products.

RELIANCE  ON  KEY  PERSONNEL

Despite that most of the key personnel and employees have been with the Company for over 4 years, the operation of Company is dependent on the services of its top ranking officers and employees. The possible loss of their services or the inability to attract qualified personnel will have a material adverse affect on the Company. No assurances can be given that the Company will be able to continue to retain or attract such qualified personnel in the future.

ACCOUNTING  FOR  STOCK  OPTIONS

In October 1995, the FASB issued Statement of Financial Accounting Standards no. 123 "Accounting for Stock Based Compensation" (SFAS123), which established the "fair value" method of accounting for stock based compensation arrangements. The company has adopted compensation package for a recently appointed (non-executive) director; Mr. Daniel Mckinney on September 1999, which includes a stock option plan. However, the stocks involved were small and were not material to the total stock available and outstanding. But the Board of Directors may plan to adopt a stock option plan in the future to reward the exceptional contributions to the Company by its management and employees.

ITEM  3.          DESCRIPTION  OF  PROPERTY

The manufacturing facilities of the Company are situated on 10 acres of land located at the Technology & Economic Zone of Shen Yang City, Manchuria, PRC. The total manufacturing facilities occupy 320,000 square feet of space and the administrative offices occupy 42,000 square feet.

As result of the recent expansion, the Company now owns four (4) major plants as well as various ancillary facilities such as a tool shop, boiler rooms (2); laboratories (4); a warehouse, employee & executive dining rooms (4); a worker dormitory and car garages etc, on the same premises. Factory No.1, an existing plant (55,750 square feet) was constructed in 1992. It produces various copper sheets and strips. Factory No. 2 is a new plant (98,750 square feet). It was completed in 1998 and produces various types of copper pipes. Factory No.3 (43,808 square feet) was completed in 1999. It manufactures various kinds of copper wires and other alloy products. Factory No. 4 (77,601 square feet) completed its expansion in 1999. Equipment needs to be installed. It is designated to manufacture high-end metal pipes. Most of the major machines such as annealing equipment, and automated pipe production equipment were purchased from the United States or Japan. As a result of the expansion, the total Company assets has increased by $14,522,931 to $45,522,931 in 1999, as compared to $31,027,887 in 1998. As the expansion is financed by debts and operating profits, the liabilities of the Company has increased in proportion to its asset increase, during the current year.

In July 1999, the Company leased an executive office in the suburban area of Seattle, with the address of 764 Industry Drive, Tukwila, Washington 98188. The Tukwila office is to be used as its operating base to conduct business and sales activities in the US.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT

None

ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

DIRECTORS,  EXECUTIVE  OFFICERS  AND  PRINCIPAL  CONSULTANTS

The Director and executive officers of the Company are appointed annually at the first meeting of the Company's Board of Directors held after each annual meeting of stockholders. Each executive officer will hold office until his successor is duly elected and qualified, until his resignation or until he shall be removed in the manner provided by the Company's By-Laws. The entire Board of Directors will be up for election at the next annual meeting of stockholders. Non-executive Directors, which will be appointed, will have a three year term of the non-executive directorship with the Company. The present term of office of each Director will expire at the next annual meeting of stockholders.

MANAGEMENT

The Directors and executive officers of the Company were appointed on October 5, 1998. As of November 30, 1999, the names and titles are as follows:

     EDWARD LIU, AI DANG, 35, a Chairman & Director. He is also currently Chairman & Director of the Board of the Company's PRC subsidiary. He has been a Director and Chairman of the Board of that company since March, 1994. Mr. Liu began his business career in 1988 as the factory manager of the Shen Jin Automobile Repair Company. He then organized and became general manager of the Shen Jin enterprise Company Limited in 1990. In 1992, he founded SunFlower Industry Company Limited with his own resources and the resources of his family members and close friends. He is very influential business leader in the Shen Yang City business and political community. He serves as a City Council Member of Shen Yang City Counsel and as a Member of the Economics Committee of Shen Yang City. His is the Vice President of the Chamber of Commerce of Shen Yang City and a member of the Private Enterprise Association of Shen Yang City. He has received various awards from Shen Yang City as "The 10 Best Entrepreneurs" in Shen Yang City, as the "Best Young Executive", and as the "Excellent Manger". Mr. Liu earned a Bachelor Degree in Business Administration (1988) from the University of Shen Yang, PRC.

     PAUL MENG, XIAN BAO, 35, President & Director. He is also currently President & Director of the Company's PRC subsidiary. He has been a Director of that company since March, 1994. Form 1984 to 1992, he was a Manager of the Transportation Authority of Shen Yang City. He joined SunFlower Industries, Ltd. in 1992 and was elevated to President in 1996. Mr. Meng received a Bachelors Degree in Management (1984) from the University of Manchuria.

     JOY KING ZHANG, XIAO JUN, 35, a Director and Vice President (North America). Mr. ZHANG has been a Director of the Company since October 5, 1998. He is also currently a Director of the Company's PRC subsidiary. He was the General Manager of Northeast electric transmission & Transformation Group International, Ltd., which is a subsidiary of Northeast Electric Transmission & Transformation Co. Ltd., a listed public company traded on the Hong Kong Stock Exchange (Trade #0042). Mr. Zhang earned a Bachelors Degree of Engineering (1987) and a Master Degree in Economics from the University of Liao Ning (1991).

     WHITTY LIU, HUI DI, 35, is Director, Secretary & Treasurer. She is also currently a Director, Secretary and Treasurer of the Company PRC's subsidiary. She has been a Director of that company since March of 1994. Ms. Liu has more than twenty years of experiences in cash management and accounting. She is the sister of Edward Liu; the Chairman of the Company. She earned a Bachelor of Science Degree from the University of Shen Yang (1975).

     VIRGINIA TONG, ZHI QIN, 42, a Director and Vice President of Finance. She is also currently a Director of the Company PRC's subsidiary. She has been a Director of that Company since March of 1995. From 1980 through 1991, she was a manager of a Shen Yang City Government. She is a member of the Accountants Association, and the Private Enterprise Association of Shen Yang City. Ms. Tong earned a Bachelor Degree in finance (1997) from the Shen Yang Institute of Finance.

     CHRISTINA ZHANG, XUE MEI, 40, a Director and Vice President of Sales. She is also currently a Director of the Company PRC's subsidiary. She has been a Director of that Company since March of 1995. She is a member of the Sales and Marketing Association of Shen Yang City. Ms Zheng earned a Bachelors Degree in Chinese Literature (1988) from the University of Liao Ning.

     ZHAO BO YU, 56, a Director of Engineering. He joined the Company in 1992 as an engineer. Mr. Zhao was associated by the Shen Yang Metal Factory Company from 1967 until 1992. He earned a Bachelor Degree in Non-ferrous metallurgy
(1967).

     NATHAN GOLDENTHAL, MD, 46, a Director. He has been the Director since October of 1998. Dr. Goldenthal has over 15 years of industrial management experience related to waste recycling.

     DANIEL MCKINNEY, 39, a non-executive Director. He was appointed in October 1999. Mr. D. Mckinney also serves as President of Asia Properties, Inc., a non-related real estate company based in Bangkok, Thailand. Mr. Mckinney studied at Houston Baptist University.

PRINCIPAL  SHAREHOLDERS

The following table sets forth, as of November 30, 1999, the outstanding common stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's common stock, and the name and shareholdings of each Executive Officer and Director and all Executive Officers and Directors as a group.

                                                         Percentage of Shares Owned
Name                                 Shares Owned         (Total 4,546,667 shares)
----------------------------  --------------------------  ------------------------

Edward LIU, Ai Dang  (1)                       2,200,000                    48.38%
Chairman & Director
----------------------------  --------------------------  ------------------------
Paul MENG, Xian Bao (1)                          240,000                     5.29%
President, Director
----------------------------  --------------------------  ------------------------
Whitty LIU, Hui Di (1)                           240,000                     5.29%
Director, Treasurer &
Secretary
----------------------------  --------------------------  ------------------------
Joy King ZHANG, Xiao                             120,000                     2.65%
Jun,  (1) Director & VP
----------------------------  --------------------------  ------------------------
Virginia TONG,  Zhi Qin,                          80,000                     1.76%
(1) Director & Vice-
President Finance
----------------------------  --------------------------  ------------------------
Christina ZHANG, Xue                              80,000                     1.76%
Mei, (1) Director and Vice-
President Sales
----------------------------  --------------------------  ------------------------
Nathan GOLDENTHAL,                                   333                   0.0073%
M.D. (1) Director
----------------------------  --------------------------  ------------------------
ALL EXECUTIVE                                  2,960,333                    65.14%
OFFICERS &
DIRECTORS AS A
GROUP (Seven
Individuals)
----------------------------  --------------------------  ------------------------

All shares are held beneficially and of record and each record shareholder has sole voting and investment power.
(1) These individuals are the Executive Officers and Directors of the Company and may be deemed to be "parents or founders" of the Company as that term is defined in the Rules and Regulations promulgated under the 1933 Act. The address at which each Executive Officer and Director can be reached is the Company's headquarters, located at 764 Industry Drive, Building 16, Tukwila, WA. 98188.

BOARD  COMMITTEES

For the second quarter ended November 30, 1999, the Director of the Company did not formulate any formal committee. The Company is planning to formulate an Audit Committee in the future.

FAMILY  RELATIONSHIPS

There are only one family relationship among Directors. That is Mr. Edward Liu and Ms. Witty Liu are brother and sister, who are the controlling shareholders of the Company.

COMPLIANCE  WITH  SECTION  16(A)  OF  THE  EXCHANGE  ACT

Under the securities laws of the United States, the Company's Directors, its Executive Officers (and certain other officers) and any persons holding more than 5% of the Company's outstanding voting securities are required to report their ownership in the Company's securities and any changes in that ownership to the Securities and Exchange Commission. Based solely upon the Company's reliance upon the written representations of its Directors and officers, the Company believes that it is in compliance with Section 16(a) of the Exchange Act.

ITEM  6.     EXECUTIVE  COMPENSATION

None of the executives and/or Directors with total annual salary, pension, other compensations and bonus exceeds $60,000.

STOCK  INCENTIVE  PLAN

The Company's Board of Directors has not adopted any Stock Incentive Plan as of November 30, 1999. However, in one isolated case, where a newly appointed (non-executive) director has a compensation package, which involved is a stock purchase option (See Item 2, Accounting For Stock Option). The Company is considering formulating such a plan in the future to encourage its Directors, executive officers and employees to bring in better operation results and to maximize the value of common stock. Stock options may be granted to eligible participations in the form of Incentive Stock Options (ISO's) under the Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or options which do not qualify as ISO's (non-Qualify Stock Options or "NQSO's")

DIRECTOR  COMPENSATION

All authorized out-of-pocket expenses incurred by a Director on behalf of the Company will be subject to reimbursement upon receipt by the Company of required supporting document of such expenses. Although Directors may be eligible to participate in the Company's future stock option and / or incentive plan(s), Directors do not receive any additional compensation nor an annual Director's fee at the present time.

INDEMNIFICATION  AND  LIMITATION  ON  LIABILITY  OF  DIRECTORS

The Company's Articles of Incorporation provide that the Company shall indemnify, to the fullest extent permitted by the Nevada law, any Director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present office of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. At present, there is no pending litigation or proceeding involving any Director, officer, employee or agent of the Company where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     The Company's Articles of Incorporation limit the liability of its Directors to the fullest extent permitted by the Nevada law. Specifically, Directors of the Company will not be personally liable of monetary damages for breach of fiduciary duty as Directors, except for (i) any breach of the duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law,
(iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain laws, or (v) any transaction from which the Director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles. The officers of the Company will dedicate sufficient time to fulfill their fiduciary obligations to the Company's affairs. The Company ahs no retirement, pension or profit sharing plans for its officers and Directors.

EMPLOYMENT  CONTRACTS

The Company has entered into simple written employment agreements with its executive officers as of November 30, 1999. When it becomes necessary, a more detailed written employment contracts maybe entered between the Company and its key personnel.

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

For a description of certain arrangements between the Company and its affiliates, please see the discussion on ITEMS 1, 5, 6 and 9. There have been no arrangements between the Company and any of its affiliates. The Company currently does not have in force or effect any policies, procedures or controls with respect to entering into future transactions with its officers, Directors, affiliates or a related party.

ITEM  8.          LEGAL  PROCEEDINGS

The Company is not currently involved in any litigation and is not aware of any threatened litigation involving the Company.

ITEM  9.     MARKET  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER  MATTERS

THE  TITLE  AND  CLASS  OF  ISSUER'S  SECURITIES

The Company has only one (1) class of equity securities authorized, which is 50,000,000 shares designated common stock. The par value of the Issuer's Common Stock is $0.001. As of November 30, 1999, the Company has approximately
4,546,667  shares  of  common  stock  outstanding.

REVERSE  STOCK  SPLITS  AND  NAME  CHANGE

On March 1, 1999, the Board of Directors of the Company approved a 1-for-3 reverse stock split on its common stocks in the amount of 12,500,000 shares and reduced the stock outstanding to approximately 4,166,666 shares. During the process, the company's name has changed to SunFlower (USA), Ltd. In late March 1999, the Board of Directors also approved an issuance of maximum of 400,000 new common shares, subscribed below, to raise maximum of one million dollars of equity capital. Consequently, the Company's common shares outstanding were increased to approximate 4,546,667 shares as of November 30, 1999.

ISSUING  NEW  COMMON  STOCK

The Company offered for sale approximately 400,000 shares of Common Stock to raise a maximum of $1,000,000 in 1999. Two separate offerings were made: 1) The first offering was for the sale of approximately 210,000 shares at $2.50 per share; and 2) the second offering was for the sale of approximately 180,000 shares at $2.80 per share. These offerings were made in reliance upon and exemption from registration under the federal and state securities laws provided by Regulation D; Rule 504 of the Securities and Exchange Commission. In the offerings, the net proceeds after deduction of sales commission, professional fees, are approximately $820,000. These proceeds are used to acquire equipment and inventory. Mr. John. P Boesel, III, Syndication Manager, of Yee, Desmond, Schroder & Allen, is the lead broker for the two offerings. Company also appointed Mr. Daniel Mckinney as a (non-executive) Director in September, 1999. In the agreement, Mr. Mckinney is entitled to 10,000 shares of the Company's common shares each year for a period of three years. He is also entitled to some stock purchase options after achieving specific objectives. However, the shares involved are small and not material. As a result, the Company has approximately 4,546,667 shares outstanding as of November 30, 1999.

MARKET  PRICE

                         BID            ASK
                   --------------  --------------
                    HIGH    LOW     HIGH    LOW
1998
Oct. 5 - Dec. 31   $2.125  $ 0.25  $3.125  $0.125
1999
Jan. 1 - Mar. 31   $ 2.25  $ 0.75  $ 2.25  $ 1.25
Apr. 1 - Jun. 30   $ 2.75  $ 2.25  $ 3.00  $ 2.25
Jul. 1 - Sep. 30   $ 4.00  $ 2.75  $ 4.25  $2.875
Oct. 1 - Nov. 30   $4.125  $3.125  $ 4.75  $ 3.75

     The bid and asking prices of the Common Stocks have been rising steadily, and on November 30, 1999 were approximately $3.75 and $4.25, respectively, as quoted on the Bulletin Board under the symbol "SFLW". As of November 30, 1999, there were approximately 1,051 stockholders of the Common Stock.

EARNING  PER  SHARE

Three  earnings  per  share  computations  were  made  for:
1.     The  twelve  months  fiscal  year  ended  on  May  31,  1999.
2.     The  three  months  first  quarter  ended  August  31,  1999.
3.     The  six  months  period  second  quarter  ended  November  30,  1999.

1. The calculation of the basic and diluted earning per share for the twelve months fiscal year is based on the following data:

                                                           Year Ended May 31
                                                           1999        1998
                                                        ----------  ----------
EARNINGS
Profit attribute to shareholders for the purpose of
   basic and diluted earning per share (for 12 months)  $2,481,022  $1,813,442

NUMBER OF SHARES
Weighted Average number of common shares                 4,166,667   4,166,667
Effect of diluted potential common shares
    Share option                                                 0           0
    Warrants                                                     0           0
Weighted Average number of common shares
  for the purpose of diluted earnings per share          4,166,667   4,166,667

EARNINGS PER SHARE
Basic (for 12 months)                                   $     0.60  $     0.44
Diluted (for 12 months)                                 $     0.60  $     0.44

2. The calculation of the basic and diluted earning per share for the three months period is based on the following data:

                                                         Year Ended August 31
                                                           1999        1998
                                                      ----------  ------------
EARNINGS
Profit attribute to shareholders for the purpose of
  basic and diluted earning per share (for 3 months)  $  639,652  $    925,192

NUMBER OF SHARES
Weighted Average number of common shares               4,536,667     4,166,667
Effect of diluted potential common shares
    Share option                                               0             0
    Warrants                                                   0             0
Weighted Average number of common shares
  for the purpose of diluted earnings per share        4,536,667     4,166,667
EARNINGS PER SHARE
Basic (for 3 months)                                  $     0.14  $       0.22
Diluted (for 3 months)                                $     0.14  $       0.22

3. The calculation of the basic and diluted earning per share for the six months period is based on the following data:

                                                        Six  Months Ended
                                                          November  30
                                                         1999        1998
                                                      ----------  ----------
EARNINGS
Profit attribute to shareholders for the purpose of
  basic and diluted earning per share (for 6 months)  $2,009,039  $1,834,662

NUMBER OF SHARES
Weighted Average number of common shares               4,546,667   4,166,667
Effect of diluted potential common shares
    Share option                                               0           0
    Warrants                                                   0           0
Weighted Average number of common shares
  for the purpose of diluted earnings per share        4,546,667   4,166,667
EARNINGS PER SHARE
Basic (for 6 months)                                  $     0.44  $     0.44
Diluted (for 6 months)                                $     0.44  $     0.44


DIVIDENDS

Since inception, the Company has not paid or declared any cash dividends on its Common Stock. The Company's Board of Directors does not currently plan to issue a cash dividend. However, the Company may consider distributing profit through cash dividends, when the financial situations justify such a practice.

ITEM  10.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

ITEM  11.     DESCRIPTION  OF  SECURITIES

ITEM  12.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

ITEM  13.     FINANCIAL  STATEMENTS

See  the  audited  consolidated  financial  statement of the Company on ITEM 15.

ITEM  13.     EXHIBITS  AND  REPROTS  ON  FORM  8-K

EXHIBITS
The  exhibits  as  indexed  in  ITEM  15b)  is  a  part  of  this  Form  10-SB.

REPORTS  ON  FORM  8-K
None.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     There are no changes in and disagreements with accountants on accounting and financial disclosure.

ITEM  15.     FINANCIAL  STATEMENTS  AND  EXHIBITS

a) The following reports of financial statements of the Company are filed with this report.

CONTENT                                                                   PAGE
------------------------------------------------------------------------  ----

INDEPENDENT AUDITOR'S REPORT  (PERIOD FROM JUNE 1, 1998 TO MAY 31, 1999. .  36


UNAUDITED INTERIM FINANCIAL STATEMENTS - AUGUST 31, 1999. . . . . . . . . . 51


UNAUDITED INTERIM FINANCIAL STATEMENTS - NOVEMBER 30, 1999. . . . . . . . . 66


CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT. . . . . . . . . . . . . 80

                              SUNFLOWER (USA), LTD.



                          Independent Auditor's Report
                          ----------------------------

                    Period from June 1, 1998 to May 31, 1999



Contents                                                          Pages
---------------------------------------------------------------  -------


Independent Report on audited consolidated financial statements. . .  37


Consolidated Statements of Income and Retained Earnings. . . . . . .  38


Consolidated Balance Sheet. . . . . . . . . . . . . . . . . . . . . . 39


Consolidated Statement of Cash Flows. . . . . . . . . . . . . . . . . 40


Notes to the financial statements. . . . . . . . . . . . . . . . 41 - 50

                                 DICKSON V. LEE
                       CERTIFIED PUBLIC ACCOUNTANT, L.L.C.
______________________________________________________________________________
Main  Address     :  110 East 59th Street, 6th Floor, New York, New York 10022
                     Telephone:  (212) 909-0397          Fax:  (212)  909-0322

China  Address    :  Suite  2503,  United  Plaza,  Shenzhen,  China
                     Telephone  :  (755) 271-0062          Fax: (755) 271-0389
______________________________________________________________________________

                          INDEPENDENT AUDITOR'S REPORT


To  The  Board  of  Directors  of
     SunFlower  (USA),  Ltd.
     764  Industry  Drive,
     Building  16,
     Tukwila,  WA  98188



We have audited the accompanying consolidated balance sheets of SunFlower (USA), Ltd. as of May 31, 1999, 1998 and 1997, and the related consolidated statements of income, retained earnings, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SunFlower, Ltd. as of May 31, 1999, 1998 and 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Dickson  V.  Lee,  Certified  Public  Accountant,  LLC
New  York,  New  York
August  2,  1999

                              SUNFLOWER (USA), LTD.


                 CONSOLIDATED STATEMENTS OF INCOME AND EXPENSES

                            Fiscal years ended May 31


                                       1999         1998         1997
                                    -----------  -----------  -----------

Sales (Note 2j). . . . . . . . . .  $18,172,423  $15,851,299  $11,677,032
Cost of sales. . . . . . . . . . .   14,341,179   13,157,055   10,036,571
                                    -----------  -----------  -----------
Gross profit . . . . . . . . . . .    3,831,244    2,694,244    1,640,461
Selling expenses . . . . . . . . .      146,060      179,721       76,246
General & administration expenses.      742,903      401,486      397,791
                                    -----------  -----------  -----------
Operating profit . . . . . . . . .    2,942,281    2,113,037    1,166,424
Financial expenses (Note 2k) . . .      121,414      299,595      118,890
Other income (Note 2l) . . . . . .      910,206            0            0
                                    -----------  -----------  -----------
Income before tax. . . . . . . . .    3,731,073    1,813,442    1,047,534
Provision for income tax (Note 2m)    1,250,051            0            0
                                    -----------  -----------  -----------
Net Income . . . . . . . . . . . .  $ 2,481,022  $ 1,813,442  $ 1,047,534
                                    ===========  ===========  ===========


                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


STATEMENT OF RETAINED EARNINGS
------------------------------
Retained Earnings, June 1. . .  $   812,814   $ 1,999,372   $  951,838
Net Income . . . . . . . . . .    2,481,022     1,813,442    1,047,534
Less: Distribution . . . . . .   (1,566,265)   (3,000,000)           0
                                ------------  ------------  ----------
Retained Earnings, May 31. . .  $ 1,727,571   $   812,814   $1,999,372
                                ============  ============  ==========

The notes on pages 41 to 50 form an integral part of these consolidated financial statements

                              SUNFLOWER (USA), LTD.
                           Consolidated Balance Sheets
                           For the periods ended May 31


ASSETS                                       1999          1998          1997
---------------------------------------  ------------  ------------  ------------
Current Assets
  Cash and cash equivalents . . . . . .  $   894,237   $   779,965   $ 1,589,263
  Accounts receivable (Note 2c) . . . .    3,635,170       780,778       235,753
  Inventories less allowance (Note 2g).    4,707,556     6,824,447     2,327,180
  Deposits and other advances (Note 2d)    7,311,523    13,640,964    14,917,991
                                         ------------  ------------  ------------
Total current assets. . . . . . . . . .   16,548,486    22,026,154    19,070,187


Fixed Assets (Note 2e)
  Land & Building . . . . . . . . . . .   11,587,956     2,150,761     2,031,738
  Machine & Others. . . . . . . . . . .   18,915,596     3,640,331     3,196,273
Less: Acc depreciation (Note 2e)
  Land & Building . . . . . . . . . . .     (608,176)     (240,927)     (171,218)
  Machine & Others. . . . . . . . . . .   (1,537,316)   (1,558,432)   (1,131,144)
                                         ------------  ------------  ------------
Fixed assets (net). . . . . . . . . . .   28,358,060     3,991,733     3,925,649


Other Assets
Construction in progress (Note 2f). . .      616,385     5,010,000     4,990,000


Total Assets. . . . . . . . . . . . . .  $45,522,931   $31,027,887   $27,985,836
                                         ============  ============  ============


LIABILITIES                        1999         1998         1997
------------------------------  -----------  -----------  -----------
Current liabilities
  Accounts payable . . . . . .  $ 1,226,323  $ 1,662,981  $ 1,819,633
  Bank Loans (Note 4). . . . .    4,928,837    7,006,855   11,494,230
  Other payables (Note 2h) . .   10,098,031    3,555,710    4,081,532
                                -----------  -----------  -----------
Total current liabilities. . .   16,253,191   12,225,546   17,395,395


Long Term Liabilities (Note 4)   12,501,205    2,948,563       60,949
                                -----------  -----------  -----------
Total Liabilities. . . . . . .   28,754,396   15,174,109   17,456,344


Owners' Equity (Note 5)
  Paid in Capital (Note 6) . .   15,040,964   15,040,964    8,530,120
  Retained earnings. . . . . .    1,727,571      812,814    1,999,372
                                -----------  -----------  -----------
Total owners' equity . . . . .   16,768,535   15,853,778   10,529,492


Total Liabilities
and Owners' Equity . . . . . .  $45,522,931  $31,027,887  $27,985,836
                                ===========  ===========  ===========

The notes on pages 41 to 50 form an integral part of these consolidated financial statements

                                                 SUNFLOWER (USA), LTD.


                                         CONSOLIDATED STATEMENT OF CASH FLOWS

                                               FOR THE YEAR ENDED MAY 31


CASH FLOWS FROM OPERATING ACTIVITIES                                                1999         1998         1997
                                                                                ------------  -----------  -----------
Net Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,481,022    1,813,442    1,047,534
Adjustments to reconcile net income to cash provided by operating activities:
  (Increase)/decrease in accounts receivable . . . . . . . . . . . . . . . . .   (2,854,392)    (545,025)     (89,234)
  Decrease/(increase) in deposits, prepayments and other receivables . . . . .    6,329,441    1,277,027   (7,030,861)
  Decrease/(increase) in inventories (net) . . . . . . . . . . . . . . . . . .    2,116,891   (4,497,267)    (707,218)
  (Decrease)/increase in accounts payable. . . . . . . . . . . . . . . . . . .     (436,658)    (156,652)   1,010,011
  Increase/(decrease) in other payable and charges . . . . . . . . . . . . . .    6,542,321     (525,822)  (2,680,796)
  Depreciation expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . .      346,133      496,997      440,968
                                                                                ------------  -----------  -----------
Net cash provided by operating activities. . . . . . . . . . . . . . . . . . .   14,524,758   (2,137,300)  (8,009,596)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and machinery. . . . . . . . . . . . . . . . . .  (25,011,200)    (563,081)    (558,216)
  Sale of property, plant and machinery. . . . . . . . . . . . . . . . . . . .      298,740            0            0
  Decrease of construction in progress . . . . . . . . . . . . . . . . . . . .    4,393,615            0            0
  Increase in construction in progress . . . . . . . . . . . . . . . . . . . .            0      (20,000)     (75,066)
                                                                                ------------  -----------  -----------
Net cash flows from investing activities . . . . . . . . . . . . . . . . . . .  (20,318,845)    (583,081)    (633,282)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in long term debt . . . . . . . . . . . . . . . . . . . . . . . . .    9,552,642    2,887,614            0
  Reduction in short term bank loan. . . . . . . . . . . . . . . . . . . . . .   (2,078,018)  (4,487,375)    (613,720)
  Paid Up Capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            0    6,510,844    8,117,313
  Profit Distribution. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (1,566,265)  (3,000,000)           0
                                                                                ------------  -----------  -----------
Net cash flows from financing activities . . . . . . . . . . . . . . . . . . .    5,908,359    1,911,083    7,503,593

Net increase/(decrease) in cash and cash equivalent. . . . . . . . . . . . . .      114,272     (809,298)  (1,139,285)
Cash and cash equivalents at beginning of the period (June 1). . . . . . . . .      779,965    1,589,263    2,728,548
                                                                                ------------  -----------  -----------
Cash and cash equivalents at end of the period (May 31). . . . . . . . . . . .      894,237      779,965    1,589,263
                                                                                ============  ===========  ===========

The notes on pages 41 to 50 form an integral part of these consolidated financial statements

Notes  to  the  financial  statements

1).     GENERAL
        -------

SunFlower (USA), Ltd. (the Company) is registered in the State of Nevada, with the place of business located at 764 Industry Drive, Building 16, Tukwila, Washington 98188. It owns 100% of its subsidiary - SunFlower Industry (BVI) Co. Ltd. (SunFlower (BVI)), which is incorporated in British Virgin Islands. SunFlower (BVI) is a shell company, which has no activities except that it owns 100% of its subsidiary - SunFlower Industry Co. Ltd. (SunFlower), located in Sheng Yang City, People's Republic of China (PRC).

The Company's main activities are operated by its PRC subsidiary SunFlower, which has been in operation since 1992. The Company engages in the manufacturing and marketing of different types of alloys and copper products, such as copper pipes, sheets, wires, plates, belts, white copper, yellow copper and nickel alloy, etc. The Company receives its orders mainly from the utility and power generating industries. Its products are used in the high-voltage power transmission, turbines, electrical cables, heat exchangers, refrigerators and air conditioners. Some products are sold to the Germany and Japan in the current year.

2)     PRINCIPAL  ACCOUNTING  POLICIES  AND  PRACTICE
       ----------------------------------------------

A)     FISCAL  YEAR  ENDING  MAY  31

The Company's fiscal year ends on May 31 of the following year. This fiscal year policy has been adopted consistently in the past years.

B)     BASIS  OF  CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries (See Note 1, General). All material intra-company balances and transactions, if any, have been eliminated on consolidation.

C)     ACCOUNTS  RECEIVABLE

Accounts receivable is the sales amount to be received. The balance of this account is recorded net of provisions for bad debt amounts.

D)     DEPOSITS,  ADVANCES  AND  OTHER  RECEIVABLES

The balance includes deposits paid for purchase of raw materials & fixed assets, advances given to company's employees for business travels and conferences, short term loans to the company directors, prepayments and notes receivable (See Note 10, Related Party Transactions). The breakdowns are summarized as follows:

                              May 31, 1999   May 31, 1998   May 31, 1997
                              -------------  -------------  -------------
- Deposits, advances & loans  $   7,158,246  $  11,635,283  $  13,932,649
- Prepayment                         93,036      1,305,946        857,631
- Notes receivables                  60,241        699,735        127,711
                              -------------  -------------  -------------
                              $   7,311,523  $  13,640,964  $  14,917,991

     E)     PROPERTY,  PLANT  AND  EQUIPMENT,  AND  DEPRECIATION  EXPENSES

Company constructs major factory buildings and purchases equipment to expand its manufacturing facilities in the current year. Consequently, the balance of its fixed assets increased materially as of May 31, 1999 (See Note 4, Bank Loans).

Fixed assets are recorded at historical costs. Depreciation expenses are calculated to write off asset costs after deducting the scrap values on a straight line basis over the expected useful lives. The Company's policy requires proper maintenance to ensure the useful lives of the fixed assets.

In 1999, the Company elected to update the useful lives of Machinery and Equipment from 8 years to 18 years, to better reflect the lives of assets. The resulting depreciation effect of this accounting policy does not materially change the Company's operational results.

Detailed depreciation expenses of the Company for the past three years are as follows:

                           May 31, 1999   May 31, 1998   May 31, 1997
                           -------------  -------------  -------------
- Building                 $     345,772  $      69,709  $      64,598
- Machinery and Equipment  $     760,329  $     427,288  $     376,370

F)     CONSTRUCTION  IN  PROGRESS

The amount of expansion while in progress is recorded under the Construction In Progress account. When the construction is completed, the balance of the Construction In Progress account is then transferred to the Property, Plant & Equipment account.

G)     INVENTORIES

Inventories are stated at a predetermined manufacturing cost for each product during the year. The inventory cost includes direct materials, direct labor and manufacturing overheads. Costs are then adjusted at the year end to reflect the actual value of the inventories. Inventories are recorded on the "first-in first-out" basis, which is in compliance with the Generally Accepted Accounting Principle. The components of inventories are as follows:

                    May 31, 1999   May 31, 1998   May 31, 1997
                    -------------  -------------  -------------
- Raw Materials     $     108,205  $   3,522,968  $   1,354,423
- Work In Progress  $   3,622,814  $   2,249,784  $     446,652
- Finished Goods    $     976,537  $   1,051,695  $     526,105
                    -------------  -------------  -------------
                    $   4,707,556  $   6,824,447  $   2,327,180

H)     OTHER  PAYABLES

The balance includes various payables including deposits received, accrued expenses, notes payables and interest-free short term loans to the company.

I)     FOREIGN  CURRENCY  TRANSLATION

The Company maintains its books and records in PRC currency (RMB) ( the functional currency) and translates RMB into United States dollars (the reporting currency) for consolidation. In accordance with Financial Accounting Standard Board (FASB) No.52, foreign currency transactions are translated into United States dollars at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated at applicable rates prevailing at the balance sheet date. Exchange differences, if any, resulting from the above translation policy are included in the "other comprehensive income" reported in stockholders' equity.

J)     SALES/REVENUE  RECOGNITION

Product sales/revenue is recognized upon transfer of title of goods, this is in accordance with the Generally Accepted Accounting Principle.

K)     FINANCIAL  EXPENSES

The total amount of interest costs incurred and charged to expense during the periods, which excludes the amount of interest cost, been capitalized as fixed assets, (i.e. interest expenses necessary to bring the assets to the condition and location for its intended use during the periods, which has future value are capitalized and depreciated over the useful life of such fixed assets) are as follows:

                     May 31, 1999   May 31, 1998   May 31, 1997
                     -------------  -------------  -------------
-  Interest Expense  $     121,414  $     299,595  $     118,890

L)     OTHER  INCOME

Due to the price change of copper raw material, the Company sold some of its copper materials and realized profit during the current year. While in the past years, no such sales activities were incurred. Per Company management, the activities will continue in the future to maximize the Company's profitability. (See Note 2g, Inventories).

M)     INCOME  TAX

The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate. Since there is no activities nor sales in the United States, the US federal income tax does not applies.

The current provision for income tax is provided at the applicable tax rates in accordance with the relevant income tax laws and tax credits, when applicable, may be applied.

The Company believes that its PRC operation is not liable for income taxes under a special sino-foreign technology exemption provision. Legal opinion is to be obtained from the taxing authority to settle this income tax exemption issue. For the conservative basis, provision of taxes were made in the current year until legal opinion on the Company's no income tax liabilities status is received.

N)     USE  OF  ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make necessary estimates and assumptions. The management believes that the estimates used in preparing the financial statements are reasonable and accurate to properly reflect the operations of the Company. In addition, the estimates used are not subject to near term risk of change, if any.

3)     SEGMENTED  GEOGRAPHIC  SALES
       ----------------------------

Presently, a 100% of sales is generated from its Chinese subsidiary and no sales is made by the Company in the United States (See Note 2j).

During the fiscal year ended May 31, 1999, sales to 10 major customers accounted for over approximate 60% of the Company's sales. However, none of these individual customer purchases over 10% of the Company's sales. The dollar value of sales to these customers is expected to maintain or increase steadily over the next several years due to the fact that the Company is the only privately-owned alloy manufacturer in the PRC, which can produce certain products to meet the specifications and quality of its customers. The management indicated that it will continue to provide alloy products to meet the demands of its customers.

4)     BANK  LOANS
       -----------

As a result of a major expansion of the Company's factory building and manufacturing facilities, loans from banks were secured as a way to finance the expansion. The outstanding loan balance amounted to US$4,928,837, being the portion repayable within one year, is reflected under the Current Liabilities. The remaining loan balance of US$12,501,205 is shown under the Long Term Liabilities. Details of the terms of bank loans:

 Principle   Name of Banks                  Maturity Date   Collateral    Nature
-----------  -----------------------------  --------------  ----------  ----------
$   457,831  Shenyang Corporation Bank      June, 1999      No          Short Term
$ 3,855,422  Shenyang Credit Bank           June, 1999      No          Short Term
$   116,867  Bank of Communication          October, 1999   No          Short Term
$   498,717  Bank of Communication          November, 1999  No          Short Term
$12,501,205  Shenyang Credit Bank           April, 2001     No          Long Term

The above short term loans are expected to be extended or renewed when bank applications are made, upon the maturity of dates.

5)     STOCK  AND  SHAREHOLDERS
       ------------------------

The Company has 50,000,000 shares of authorized common stock with par value of US$0.01 per share. No preferred stock is authorized and outstanding. During the second quarter of the current year, the outstanding common shares of 12,500,000 were reduced to 4,166,667 common shares.

The Company's shares are listed and traded on the OTC "BB" (or NASDAQ), under the symbol SFLW on October 4, 1998. Signature Stock Transfer, Inc. in Dallas, Texas, serves as transfer agent and registrar for the Company's common stock. During the forth quarter of the current year, approximate 370,000 additional common shares were authorized to issue to the public in order to raise US$1 million (See Note 19).

Principal shareholding of the Company before the US$1 million fund raising is as follows:

Name                                           Title           Shares    Percentage
                                               Owned           Owned
Edward LIU                               Chairman/Secretary  2,200,000       52.800%
Paul MENG                                Director/President    240,000        5.760%
Witty LIU                                Director              240,000        5.760%
Joy King ZHANG                           Director              120,000        2.880%
Virginia TONG                            Director               80,000        1.920%
Christina ZHANG                          Director               80,000        1.920%
Nathan GOLDENTHAL                        Director                  333        0.008%

Total officers and directors as a group                      2,960,333       71.050%

6)     PAID-IN-CAPITAL
       ---------------

The total paid in capital of the Company as of May 31, 1999 is US$15,040,964, which is the same in 1998. In 1998, the Company increased its Paid In Capital from $8,530,120 to $15,040,964 through additional shareholders contributions, and plough in of $3,000,000 of its retained earning.

7)     COMMITMENT  AND  CONTINGENCIES
       ------------------------------

No  other  material commitments and contingencies were noted as at May 31, 1999.

8)     YEAR  2000  ISSUES
       ------------------

The Company has implemented a Year 2000 (Y2K) program aimed at ensuring that its Company systems, applications and equipment will function properly beyond 1999. As a part of this program, the Company conducted an assessment of its equipment and machinery during August, 1998. The Company's machinery do not have timers or date counters and, therefore, are not subject to Year 2000 problems. The Company continuously seeks to upgrade and improve its computer systems and software to better service customers and to support its growth. As a result, all of the Company's computer systems and software have been recently acquired or upgraded, and the Company believes they are Year 2000 compliant, though there can be no assurance in this regard.

Because the Company replaced or upgraded its computer systems and software in conjunction with its normal business practices, it has not allocated additional resources or attributed additional costs to Year 2000 compliance. The Company will continue to assess and test newly purchased machinery and computer-related hardware and software to ensure such items comply with Year 2000.

9)     INFLATION
       ---------

It is believed that inflation has not had a material impact on the Company's business in recent years.

10)      RELATED  PARTY  TRANSACTIONS
         ----------------------------

The Company has some facilities which are shared by its affiliated companies. The financial effects of the shared facilities are not material. All other related party transactions are reviewed and disclosed when material, in accordance with FASB No.57.

11)     OPERATING  RISKS
        ----------------

The Company's main operations are conducted in the PRC. Accordingly, the business, financial conditions and results on operations may be influenced by the political, economic and legal environment in the PRC. The Company's operations may be subjected to special considerations and risks not typically associated with Companies in North America.

12)     FOREIGN  CORRUPT  PRACTICES  ACT
        --------------------------------

The Company is subject to the U.S. Foreign Corrupt Practices Act of 1977, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with the Company, are not subject to these prohibitions. During the audit, no violation of the Foreign Corrupt Practices Act by the Company is noted.

13)     RETIREMENT  PLAN
        ----------------

The Company's employees in the PRC are all hired on a contractual basis, which Company has no obligations for pension liabilities to the employees. In addition, Company has not adopted post-retirement or post-employment benefit plans.

14)     SHORTAGE  OF  LABOR
        -------------------

The Company does not experience any labor shortage or labor disputes in the past. It is expected that labor resources are abundant to fulfill company's manufacturing and operating needs.

15)     SHORTAGE  OF  SUPPLIES
        ----------------------

The Company purchases raw materials and supplies from various sources and suppliers (e.g. used coppers, copper ingots, other non-ferrous metals) to manufacture its products. The Company does not experience any shortage of raw materials and supplies. It is expected that under a normal business environment, there is no shortage of raw material and supplies in the near future.

16)     RELIANCE  ON  KEY  PERSONNEL
        ----------------------------

Despite that most of the key personnel and employees have been with the Company for over four (4) years, the operation of the Company is dependent on the services of its top ranking officers and employees. The possible loss of their services or the inability to attract qualified personnel will have a material adverse effect on the Company. The Company indicated that it will be able to retain or attract qualified personnel in the future to maintain its operations.

17)     ACCOUNTING  FOR  STOCK  OPTIONS
        -------------------------------

In October 1995, the FASB issued Statement of Financial Accounting Standards No.123 "Accounting for Stock Based Compensation" (FASB No.123), which established the "fair value" method of accounting for stock based compensation arrangements. The Company has not adopted any Stock Option Plan as of May 31, 1999. The Board of Directors intends to adopt a stock option plan in the future to reward its management and employees of exceptional contributions to the Company.

18)     IMPACT  OF  RECENTLY  ISSUED  ACCOUNTING  STANDARDS
        ---------------------------------------------------

Statement of Financial Accounting Standards No.133 - Accounting for Derivative Instruments and Hedging Activities (FASB No.133) was recently issued. FASB No.133 established accounting and reporting standards for derivative financial instruments and for hedging activities. The Company does not currently engage in any activities that would be covered by FASB No.133.

19)     SUBSEQUENT  EVENT
        -----------------

Company started raising its capital of US$1 million from the public pursuant to Regulation D-Rule 504 to finance its factory expansion. A substantial amount of the fund was raised before May 31, 1999. It was noted that the entire US$1 million fund was raised in August 1999. As a result, approximately additional 370,000 common shares was issued. The total outstanding common share is approximate 4,536,667.

                               SUNFLOWER (USA), LTD.




                      Unaudited Interim Financial Statements

                      For First Quarter Ended August 31, 1999





Contents                                                                    Pages
-------------------------------------------------------------------------  -------

Accountants' Review Opinion. . . . . . . . . . . . . . . . . . . . . . . . . .  52


Unaudited Consolidated Statements of Income and Expenses for the First
Quarter ended August 31, 1999, 1998 and 1997. . . . . . . . . . . . . . . . . . 53


Unaudited Consolidated Balance Sheet as of August 31, 1999, 1998 and 1997. . .  54


Unaudited Consolidated Statement of Cash Flows for the First Quarter
ended August 31, 1999, 1998 and 1997. . . . . . . . . . . . . . . . . . . . . . 55


Notes to the unaudited interim consolidated financial statements. . . . . . 56 - 65

                                 DICKSON V. LEE
                       CERTIFIED PUBLIC ACCOUNTANT, L.L.C.
______________________________________________________________________________
Main  Address    :  110 East 59th Street, 6th Floor, New York, New York 10022
                    Telephone:  (212) 909-0397          Fax:  (212)  909-0322

China  Address   :  Suite  2503,  United  Plaza,  Shenzhen,  China
                    Telephone  :  (755) 271-0062          Fax:  (755) 271-0389
______________________________________________________________________________

                           Accountants' Review Opinion


SunFlower  (USA),  Ltd.
Stockholders  and  Board  of  Directors


We have made a review of the consolidated balance sheet of SunFlower (USA), Ltd. as of August 31, 1999, 1998 and 1997, which is the end of the first quarter of the 1999, 1998 and 1997 fiscal years, and the related consolidated statements of income, retained earnings, and cash flows for the three-month periods then ended, in accordance with standards established by the American Institute of Certified Public Accountants. These consolidated interim financial statements are the responsibility of the Company's management.

A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

On the basis of our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.


/s/ Dickson  V.  Lee,  Certified  Public  Accountant,  LLC
New  York,  New  York
November  18,  1999

                              SUNFLOWER (USA), LTD.


            UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND EXPENSES

                      FOR THE FIRST QUARTER ENDED AUGUST 31


                                       1999         1998        1997
                                    -----------  ----------  ----------
SALES (NOTE 2J). . . . . . . . . .  $4,950,112   $4,608,807  $3,487,756
COST OF SALES. . . . . . . . . . .   3,655,698    3,409,011   2,571,497
                                    -----------  ----------  ----------
GROSS PROFIT . . . . . . . . . . .   1,294,414    1,199,796     916,259
SELLING EXPENSES . . . . . . . . .      26,585       28,464      29,734
GENERAL & ADMINISTRATION EXPENSES.     275,639      203,225      95,057
                                    -----------  ----------  ----------
OPERATING PROFIT . . . . . . . . .     992,190      968,107     791,468
FINANCIAL EXPENSES (NOTE 2K) . . .     155,577       42,920     186,512
OTHER (EXPENSE)/INCOME (NOTE 2L) .      (5,897)           5         251
                                    -----------  ----------  ----------
INCOME BEFORE TAX. . . . . . . . .     830,716      925,192     605,207
TAX (NOTE 2M). . . . . . . . . . .     191,064            0           0
                                    -----------  ----------  ----------
NET INCOME . . . . . . . . . . . .  $  639,652   $  925,192  $  605,207
                                    ===========  ==========  ==========

             UNAUDITED CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


STATEMENT OF RETAINED EARNINGS
------------------------------
RETAINED EARNINGS, JUNE 1. . .  $1,727,571  $  812,814  1,999,372
NET INCOME . . . . . . . . . .     639,652     925,192    605,207
                                ----------  ----------  ---------
RETAINED EARNINGS, AUGUST 31 .  $2,367,223  $1,738,006  2,604,579
                                ==========  ==========  =========

The notes on pages 56 to 65 form an integral part of these consolidated interim financial statements.

                                 SUNFLOWER (USA), LTD.
                         UNAUDITED CONSOLIDATED BALANCE SHEET
                         FOR THE FIRST QUARTER ENDED AUGUST 31


ASSETS                                         1999           1998           1997
-----------------------------------------  -------------  -------------  -------------
CURRENT ASSETS
    CASH AND CASH EQUIVALENTS . . . . . .  $   2,523,603  $     894,030  $     445,219
    ACCOUNTS RECEIVABLE (NET) (NOTE 2C) .      3,753,219      1,271,692        307,751
    INVENTORIES LESS ALLOWANCE (NOTES 2G)      5,130,426      7,344,219      3,351,055
    DEPOSITS, OTHER ADVANCES (NOTE 2D). .      7,404,628     13,320,088     14,132,345
                                           -------------  -------------  -------------
TOTAL CURRENT ASSETS. . . . . . . . . . .     18,811,876     22,830,029     18,236,370


FIXED ASSETS (NOTE 2E)
    LAND & BUILDINGS. . . . . . . . . . .     11,587,955      2,150,761      2,031,738
    MACHINE & OTHERS. . . . . . . . . . .     18,915,596      3,640,330      3,199,021
LESS: ACCUMULATED DEPRECIATION. . . . . .      2,431,043      1,923,607      1,416,378
                                           -------------  -------------  -------------
FIXED ASSETS (NET). . . . . . . . . . . .     28,072,508      3,867,484      3,814,381


OTHER ASSETS
    CONSTRUCTION IN PROGRESS (NOTE 2F). .      2,202,975      5,315,759      4,997,861
                                           -------------  -------------  -------------
TOTAL ASSETS. . . . . . . . . . . . . . .  $  49,087,359  $  32,013,272  $  27,048,612
                                           =============  =============  =============



LIABILITIES & OWNERS' EQUITY. . . . . . .      1999           1998           1997
-----------------------------------------  -------------  -------------  -------------

CURRENT LIABILITIES
    ACCOUNTS PAYABLES . . . . . . . . . .  $1,415,150.00  $1,450,496.60  $1,914,290.80
    SHORT TERM LOANS (NOTE 4) . . . . . .      7,830,042      7,006,855     10,947,680
    OTHER PAYABLES (NOTE 2H). . . . . . .      9,932,775      3,826,099      2,546,067
                                           -------------  -------------  -------------
TOTAL CURRENT LIABILITIES . . . . . . . .     19,177,967     12,283,451     15,408,038

LONG TERM LIABILITIES . . . . . . . . . .     12,501,205      2,950,851        505,875
                                           -------------  -------------  -------------
TOTAL LIABILITIES . . . . . . . . . . . .     31,679,172     15,234,302     15,913,913

OWNERS' EQUITY
    STOCK (NOTE 5). . . . . . . . . . . .     15,040,964     15,040,964      8,530,120
    RETAINED EARNINGS . . . . . . . . . .      2,367,223      1,738,006      2,604,579
                                           -------------  -------------  -------------
TOTAL OWNERS' EQUITY. . . . . . . . . . .     17,408,187     16,778,970     11,134,699



TOTAL LIABILITIES AND
OWNERS' EQUITY. . . . . . . . . . . . . .  $  49,087,359  $  32,013,272  $  27,048,612
                                           =============  =============  =============

The notes on pages 56 to 65 form an integral part of these consolidated interim financial statements.

                                                  SUNFLOWER (USA), LTD.

                                     UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

                                          FOR THE FIRST QUARTER ENDED AUGUST 31


                                                                                     1999          1998         1997
                                                                                --------------  ----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     639,652   $ 925,191   $   605,207
Adjustments to reconcile net income to cash provided by operating activities:
  Increase in accounts receivable. . . . . . . . . . . . . . . . . . . . . . .       (118,049)   (490,913)      (71,998)
  (Increase)/decrease in deposits, prepayments and other receivables . . . . .        (93,105)    320,876       785,646
  Increase in inventories (net). . . . . . . . . . . . . . . . . . . . . . . .       (422,870)   (519,772)   (1,023,875)
  Increase/(decrease) in accounts payable. . . . . . . . . . . . . . . . . . .     (1,226,323)   (212,484)       94,658
  (Decrease)/increase in other payable and charges . . . . . . . . . . . . . .    (10,098,031)    270,389    (1,535,465)
  Depreciation expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . .        285,552     124,248       114,016
                                                                                --------------  ----------  ------------
Net cash provided by operating activities. . . . . . . . . . . . . . . . . . .    (11,033,173)    417,535    (1,031,811)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and machinery. . . . . . . . . . . . . . . . . .              0           0        (2,748)
  Increase in construction in progress . . . . . . . . . . . . . . . . . . . .     (1,586,590)   (305,759)       (7,861)
                                                                                --------------  ----------  ------------
Net cash flows from investing activities . . . . . . . . . . . . . . . . . . .     (1,586,590)   (305,759)      (10,609)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in long term debt . . . . . . . . . . . . . . . . . . . . . . . . .    (12,501,205)      2,289       444,926
  Increase in short term bank loan . . . . . . . . . . . . . . . . . . . . . .      3,443,374           0             0
  Reduction in short term bank loan. . . . . . . . . . . . . . . . . . . . . .       (542,169)          0      (546,550)
                                                                                --------------  ----------  ------------
Net cash flows from financing activities . . . . . . . . . . . . . . . . . . .     (9,600,000)      2,289      (101,624)

Net increase/(decrease) in cash and cash equivalent. . . . . . . . . . . . . .    (22,219,763)    114,065    (1,144,044)
Cash and cash equivalents at beginning of the period (June 1). . . . . . . . .        894,237     779,965     1,589,263
                                                                                --------------  ----------  ------------
Cash and cash equivalents at end of the period (August 31) . . . . . . . . . .   ($21,325,526)  $ 894,030   $   445,219
                                                                                ==============  ==========  ============

The notes on pages 56 to 65 form an integral part of these consolidated interim financial statements.

        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1).     GENERAL
        -------

SunFlower (USA), Ltd. (the Company) is registered in the State of Nevada, with the place of business located at 764 Industry Drive, Building 16, Tukwila, Washington 98188. It owns 100% of its subsidiary - SunFlower Industry (BVI) Co. Ltd. (SunFlower (BVI)), which is incorporated in British Virgin Islands. SunFlower (BVI) is a shell company, which has no activities except that it owns 100% of its subsidiary - SunFlower Industry Co. Ltd. (SunFlower), located in Sheng Yang City, People's Republic of China (PRC).

The Company's main activities are operated by its PRC subsidiary SunFlower, which has been in operation since 1992. The Company engages in the manufacturing and marketing of different types of alloys and copper products, such as copper pipes, sheets, wires, plates, belts, white copper, yellow copper and nickel alloy, etc. The Company receives its orders mainly from the utility and power generating industries. Its products are used in the high-voltage power transmission, turbines, electrical cables, heat exchangers, refrigerators and air conditioners.

The Company establishes an US executive office in the suburban area of Seattle, located at 764 Industry Drive, Tukwila, Washington 98188 to expand its US presence in July 1999. So that the Company can secure copper raw materials from the US for its Chinese manufacturing facilities and start sales activities of its copper pipes, wires and brass products in North America.

2)     PRINCIPAL  ACCOUNTING  POLICIES  AND  PRACTICE
       ----------------------------------------------

A)     FISCAL  YEAR  ENDING  MAY  31

The Company's fiscal year ends on May 31 of the following year. This fiscal year policy has been adopted consistently in the past years.

B)     BASIS  OF  CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries (See Note 1, General). All material inter-company balances and transactions, if any, have been eliminated on consolidation.

C)     ACCOUNTS  RECEIVABLE

Accounts receivable is the sales amount to be received. The balance of this account is recorded net of provisions for bad debt amounts.

D)     DEPOSITS,  ADVANCES  AND  OTHER  RECEIVABLES

The balance includes deposits paid for purchase of raw materials & fixed assets, advances given to company's employees for business travels and conferences, short term loans to the company directors, prepayments and notes receivable (See Note 10, Related Party Transactions).

E)     PROPERTY,  PLANT  AND  EQUIPMENT,  AND  DEPRECIATION  EXPENSES

Fixed assets are recorded at historical costs. Depreciation expenses are calculated to write off asset costs after deducting the scrap values on a straight line basis over the expected useful lives. The Company's policy requires proper maintenance to ensure the useful lives of the fixed assets. The Company has been in the expansion phase since 1997, to construct its new factory building and install manufacturing equipment in order to increase production quantity and quality. The expansion of production is mainly financed by debt facilities (see Note 4, Bank Loans).

F)     CONSTRUCTION  IN  PROGRESS

The amount of expansion while in progress is recorded under the Construction In Progress account. When the construction is completed, the balance of the Construction In Progress account is then transferred to the Property, Plant & Equipment account.

G)     INVENTORIES

Inventories are stated at a predetermined manufacturing cost for each product during the year. The inventory cost includes direct materials, direct labor and manufacturing overheads. Costs are then adjusted at the year end to reflect the actual value of the inventories. Inventories are recorded on the "first-in first-out" basis, which is in compliance with the Generally Accepted Accounting Principle.

H)     OTHER  PAYABLES

The balance includes various payables including deposits received, accrued expenses, notes payables, short term loans to the company. The great increase amount of other payable is interest-free short term loans from related company to finance the expansion of the Company.

I)     FOREIGN  CURRENCY  TRANSLATION

The Company maintains its books and records in PRC currency (RMB) ( the functional currency) and translates RMB into United States dollars (the reporting currency) for consolidation. In accordance with Financial Accounting Standard Board (FASB) No.52, foreign currency transactions are translated into United States dollars at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated at applicable rates prevailing at the balance sheet date. Exchange differences, if any, resulting from the above translation policy are included in the "other comprehensive income" reported in stockholders' equity.

J)     SALES/REVENUE  RECOGNITION

Product sales/revenue is recognized upon transfer of title of goods, this is in accordance with the Generally Accepted Accounting Principle.
K)     FINANCIAL  EXPENSES

The total amount of interest costs incurred and charged to expense during the periods, which excludes the amount of interest cost, been capitalized as fixed assets, (i.e. interest expenses necessary to bring the assets to the condition and location for its intended use during the periods, which has future value are capitalized and depreciated over the useful life of such fixed assets) are as follows:

                     August 31, 1999   August 31, 1998   August 31, 1997
                     ----------------  ----------------  ----------------
-  Interest Expense  $        155,577  $         42,920  $        186,512

L)     OTHER  EXPENSE

During the period, the Company has sold out some un-used materials with amount below cost, the loss for the sale was recorded under other expenses.

M)     INCOME  TAX

The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate. Since there is no activities nor sales in the United States, the US federal income tax does not applies.

The current provision for income tax is provided at the applicable tax rates in accordance with the relevant income tax laws and tax credits, when applicable, may be applied.

The Company believes that its PRC operation is not liable for income taxes under a special sino-foreign technology exemption provision. Legal opinion is to be obtained from the taxing authority to settle this income tax exemption issue. For the conservative basis, provision of taxes were made in the last year and this quarter until legal opinion on the Company's no income tax liabilities status is received.

N)     USE  OF  ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make necessary estimates and assumptions. The management believes that the estimates used in preparing the financial statements are reasonable and accurate to properly reflect the operations of the Company. In addition, the estimates used are not subject to near term risk of change, if any.

3)     SEGMENTED  GEOGRAPHIC  SALES
       ----------------------------

Presently, a 100% of sales is generated from its Chinese subsidiary and no sales is made by the Company in the United States (See Note 2j).

During the first quarter ended August 31, 1999, sales to 10 major customers accounted for over approximate 60% of the Company's sales. However, none of these individual customer purchases over 10% of the Company's sales. The dollar value of sales to these customers is expected to maintain or increase steadily over the next several years due to the fact that the Company is the only privately-owned alloy manufacturer in the PRC, which can produce certain products to meet the specifications and quality of its customers. The management indicated that it will continue to provide alloy products to meet the demands of its customers.

4)     BANK  LOANS
       -----------

As a result of a major expansion of the Company's factory building and manufacturing facilities, loans from banks were secured as a way to finance the expansion. The outstanding loan balance amounted to US$7,830,042, being the portion repayable within one year, is reflected under the Current Liabilities. The remaining loan balance of US$12,501,205 is shown under the Long Term Liabilities. Details of the terms of bank loans:

Principle   Name of Bank                 Maturity Date   Collateral    Nature
----------  ---------------------------  --------------  ----------  ----------
   116 867    Bank of Communication      October, 1999   No          Short Term
   457,831    Shenyang Cooperation Bank  October, 1999   No          Short Term
 3,313,253    Shenyang Credit Bank       October, 1999   No          Short Term
   498,717    Bank of Communication      November, 1999  No          Short Term
   361,446    Shenyang Credit Bank       November, 1999  No          Short Term
 2,409,639    Agricultural Bank          November, 1999  No          Short Term
   672,289    Construction Bank          November, 1999  No          Short Term
12,501,205    Shenyang Credit Bank       April, 2001     No          Long Term

5)     STOCK  AND  SHAREHOLDERS
       ------------------------

The Company has 50,000,000 shares of authorized common stock with par value of US$0.01 per share. No preferred stock is authorized and outstanding. During the second quarter of the last year, the outstanding common shares of 12,500,000 were reduced to 4,166,667 common shares.

The Company's shares are listed and traded on the OTC "BB" (or NASDAQ), under the symbol SFLW on October 4, 1998. Signature Stock Transfer, Inc. in Dallas, Texas, serves as transfer agent and registrar for the Company's common stock.
During the forth quarter of the 1998, approximate 370,000 additional common shares were authorized to issue to the public in order to raise US$1 million. Consequently, there are approximate 4,536,667 common shares outstanding.

Principal shareholding of the Company after the US$1 million fund raising, is as follows:

Name                                           Title           Shares    Percentage
                                               Owned           Owned
Edward LIU                               Chairman/Secretary  2,200,000       48.494%
Paul MENG                                Director/President    240,000        5.290%
Witty LIU                                Director              240,000        5.290%
Joy King ZHANG                           Director              120,000        2.645%
Virginia TONG                            Director               80,000        1.763%
Christina ZHANG                          Director               80,000        1.763%
Nathan GOLDENTHAL                        Director                  333        0.007%

Total officers and directors as a group                      2,960,333       65.250%

6)     PAID-IN-CAPITAL
       ---------------

The total paid in capital of the Company as of August 31, 1999 is US$15,040,964, which is the same in 1998.

7)     COMMITMENT  AND  CONTINGENCIES
       ------------------------------

No other material commitments and contingencies were noted as at August 31, 1999.

8)     YEAR  2000  ISSUES
       ------------------

The Company has implemented a Year 2000 (Y2K) program aimed at ensuring that its Company systems, applications and equipment will function properly beyond 1999. As a part of this program, the Company conducted an assessment of its equipment and machinery during August, 1998. The Company's machinery do not have timers or date counters and, therefore, are not subject to Year 2000 problems. The Company continuously seeks to upgrade and improve its computer systems and software to better service customers and to support its growth. As a result, all of the Company's computer systems and software have been recently acquired or upgraded, and the Company believes they are Year 2000 compliant, though there can be no assurance in this regard.

Because the Company replaced or upgraded its computer systems and software in conjunction with its normal business practices, it has not allocated additional resources or attributed additional costs to Year 2000 compliance. The Company will continue to assess and test newly purchased machinery and computer-related hardware and software to ensure such items comply with Year 2000.

9)     INFLATION
       ---------

It is believed that inflation has not had a material impact on the Company's business in recent years.

10)      RELATED  PARTY  TRANSACTIONS
         ----------------------------

The Company has some facilities which are shared by its affiliated companies. The financial effects of the shared facilities are not material. All other related party transactions are reviewed and disclosed when material, in accordance with FASB No.57.

11)     OPERATING  RISKS
        ----------------

The Company's main operations are conducted in the PRC. Accordingly, the business, financial conditions and results on operations may be influenced by the political, economic and legal environment in the PRC. The Company's operations may be subjected to special considerations and risks not typically associated with Companies in North America.

12)     FOREIGN  CORRUPT  PRACTICES  ACT
        --------------------------------

The Company is subject to the U.S. Foreign Corrupt Practices Act of 1977, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with the Company, are not subject to these prohibitions. During the review, no violation of the Foreign Corrupt Practices Act by the Company is noted.

13)     RETIREMENT  PLAN
        ----------------

The Company's employees in the PRC and the United States are all hired on a contractual basis, which Company has no obligations for pension liabilities to the employees. In addition, Company has not adopted post-retirement or post-employment benefit plans.

14)     SHORTAGE  OF  LABOR
        -------------------

The Company does not experience any labor shortage or labor disputes in the past. It is expected that labor resources are abundant to fulfill company's manufacturing and operating needs.

15)     SHORTAGE  OF  SUPPLIES
        ----------------------

The Company purchases raw materials and supplies from various sources and suppliers (e.g. used coppers, copper ingots, other non-ferrous metals) to manufacture its products. The Company does not experience any shortage of raw materials and supplies. It is expected that under a normal business environment, there is no shortage of raw material and supplies in the near future.

16)     RELIANCE  ON  KEY  PERSONNEL
        ----------------------------

Despite that most of the key personnel and employees have been with the Company for over four (4) years, the operation of the Company is dependent on the services of its top ranking officers and employees. The possible loss of their services or the inability to attract qualified personnel will have a material adverse effect on the Company. The Company indicated that it will be able to retain or attract qualified personnel in the future to maintain its operations.

17)     ACCOUNTING  FOR  STOCK  OPTIONS
        -------------------------------

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (FASB No.123), which established the "fair value" method of accounting for stock based compensation arrangements. The Company has not adopted any Stock Option Plan as of August 31, 1999. The Board of Directors intends to adopt a stock option plan in the future to reward its management, director, and employees of exceptional contributions to the Company.

18)     IMPACT  OF  RECENTLY  ISSUED  ACCOUNTING  STANDARDS
        ---------------------------------------------------

Statement of Financial Accounting Standards No.133 - Accounting for Derivative Instruments and Hedging Activities (FASB No.133) was recently issued. FASB No.133 established accounting and reporting standards for derivative financial instruments and for hedging activities. The Company does not currently engage in any activities that would be covered by FASB No.133.

19)     SUBSEQUENT  EVENTS
        ------------------

After the first quarter financial statement date, but before the issuance of the review report, the following significant events occurs, which need to be disclosed:

The Company retains Graves Group & Company of Seattle, Washington as its public relations consultant, to assist the Company to generate news coverage in both industry trade press as well as the business media in Seattle and to produce a marketing brochure on the Company.

The Company executed an agreement with Mr. Daniel S. Mckinney, to appoint Mr. Mckinney as its Director (non-executive) to promote the Company's business and growth objective in North America in September, 1999. The duration of the agreement lasts for a period of three years. Mr. Mckinny is entitled to certain amount of stock and stock options of the Company for his service to be rendered to the Company.

                              SUNFLOWER (USA), LTD.




                     Unaudited Interim Financial Statements

                 For The Second Quarter Ended November 30, 1999
                 ----------------------------------------------



Contents                                                                  Pages
-----------------------------------------------------------------------  -------

Accountants' Review Opinion. . . . . . . . . . . . . . . . . . . . . . . . .  67


Unaudited Consolidated Statements of Income and Expenses for the Second
Quarter ended November 30, 1999, 1998 and 1997. . . . . . . . . . . . . . . . 68


Unaudited Consolidated Balance Sheet as of November 30, 1999, 1998
and 1997. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 69


Unaudited Consolidated Statement of Cash Flows for the Second Quarter
ended November 30, 1999, 1998 and 1997. . . . . . . . . . . . . . . . . . . . 70


Notes to the unaudited interim consolidated financial statements. . . . . 71 - 79

                                 DICKSON V. LEE
                       CERTIFIED PUBLIC ACCOUNTANT, L.L.C.
________________________________________________________________________________
Main  Address       :  110 East 59th Street, 6th Floor, New York, New York 10022
-------------
                      Telephone:  (212)  909-0397          Fax:  (212)  909-0322

China  Address      :  Suite  2503,  United  Plaza,  Shenzhen,  China
--------------
                      Telephone  :  (755)  271-0062          Fax: (755) 271-0389
________________________________________________________________________________

                           Accountants' Review Opinion


SunFlower  (USA),  Ltd.
Stockholders  and  Board  of  Directors


We have made a review of the consolidated balance sheet of SunFlower (USA), Ltd. as of November 30, 1999, 1998 and 1997, which is the end of the second quarter of the 1999, 1998 and 1997 fiscal years, and the related consolidated statements of income, retained earnings, and cash flows for the three-month periods then ended, in accordance with standards established by the American Institute of Certified Public Accountants. These consolidated interim financial statements are the responsibility of the Company's management.

A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

On the basis of our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.


/s/ Dickson  V.  Lee,  Certified  Public  Accountant,  LLC
New  York,  New  York
January  3,  2000

                                                  SUNFLOWER (USA), LTD

                                 UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE

                                        FOR THE SECOND QUARTER ENDED NOVEMBER 30


                                      SECOND     TWO QUARTERS     SECOND      TWO QUARTERS     SECOND      TWO QUARTERS
                                     QUARTER     ACCUMULATED      QUARTER     ACCUMULATED      QUARTER     ACCUMULATED
                                       1999          1999          1998           1998          1997           1997
                                    ----------  --------------  -----------  --------------  -----------  --------------
SALES (NOTE 2J). . . . . . . . . .  $9,829,580  $  14,779,692   $5,099,724   $   9,708,531   $3,953,062   $   7,440,818
COST OF SALES. . . . . . . . . . .   7,468,369     11,124,067    3,876,581       7,285,592    3,304,190       5,875,687
                                    ----------  --------------  -----------  --------------  -----------  --------------
GROSS PROFIT . . . . . . . . . . .   2,361,211      3,655,625    1,223,143       2,422,939      648,872       1,565,131
SELLING EXPENSES . . . . . . . . .      29,230         55,815       36,139          64,603       41,255          70,989
GENERAL & ADMINISTRATION EXPENSES.     393,717        669,356      204,834         408,059      106,733         201,790
                                    ----------  --------------  -----------  --------------  -----------  --------------
OPERATING PROFIT . . . . . . . . .   1,938,264      2,930,454      982,170       1,950,277      500,884       1,292,352
FINANCIAL EXPENSES (NOTE 2K) . . .     159,880        315,457       34,189          77,109       30,435         216,947
OTHER INCOME/(EXPENSE) (NOTE 2L) .          41         (5,856)     (38,511)        (38,506)     (45,951)        (45,700)
                                    ----------  --------------  -----------  --------------  -----------  --------------
INCOME BEFORE TAX. . . . . . . . .   1,778,425      2,609,141      909,470       1,834,662      424,498       1,029,705
TAX (NOTE 2M). . . . . . . . . . .     409,038        600,102            0               0            0               0
                                    ----------  --------------  -----------  --------------  -----------  --------------
NET INCOME . . . . . . . . . . . .  $1,369,387  $   2,009,039   $  909,470   $   1,834,662   $  424,498   $   1,029,705
                                    ==========  ==============  ===========  ==============  ===========  ==============

             UNAUDITED CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


STATEMENT OF RETAINED EARNINGS
------------------------------
RETAINED EARNINGS, SEPTEMBER 1  $2,309,073  $1,738,006  $2,604,579
NET INCOME . . . . . . . . . .   1,369,387     909,470     424,498
                                ----------  ----------  ----------
RETAINED EARNINGS, NOVEMBER 30  $3,678,460  $2,647,476  $3,029,077
                                ==========  ==========  ==========

The notes on pages 71 to 79 form an integral part of these consolidated interim financial statements.

                              SUNFLOWER (USA), LTD.
                      UNAUDITED CONSOLIDATED BALANCE SHEET

                    FOR THE SECOND QUARTER ENDED NOVEMBER 30


ASSETS                                       1999         1998         1997
----------------------------------------  -----------  -----------  -----------
CURRENT ASSETS
    CASH AND CASH EQUIVALENTS. . . . . .  $ 1,708,447  $ 2,122,982  $ 1,844,597
    ACCOUNTS RECEIVABLE (NET) (NOTE 2C).    4,812,809    1,440,400    1,965,499
    INVENTORIES LESS ALLOWANCE (NOTE 2G)    4,889,697    5,013,519    2,337,257
    DEPOSITS, OTHER ADVANCES (NOTE 2D) .   11,243,755   22,108,812   13,713,649
                                          -----------  -----------  -----------
TOTAL CURRENT ASSETS . . . . . . . . . .   22,654,708   30,685,713   19,861,002

FIXED ASSETS (NOTE 2E)
    LAND & BUILDINGS . . . . . . . . . .   11,587,955    2,150,761    2,031,738
    MACHINE & OTHERS . . . . . . . . . .   18,915,596    3,640,330    3,200,949
LESS: ACC DEPRECIATION . . . . . . . . .    2,716,596    2,047,858    1,530,539
                                          -----------  -----------  -----------
FIXED ASSETS (NET) . . . . . . . . . . .   27,786,955    3,743,233    3,702,148

OTHER ASSETS
    CONSTRUCTION IN PROGRESS . . . . . .    2,284,104    5,321,699    5,003,610
                                          -----------  -----------  -----------
TOTAL ASSETS . . . . . . . . . . . . . .  $52,725,767  $39,750,645  $28,566,760
                                          ===========  ===========  ===========

LIABILITIES & OWNERS' EQUITY       1999           1998           1997
-----------------------------  -------------  -------------  -------------
CURRENT LIABILITIES
    ACCOUNTS PAYABLES . . . .  $1,002,398.48  $1,922,378.97  $1,863,565.56
    SHORT TERM LOANS (NOTE 4)      8,615,037      6,506,855     12,155,030
    OTHER PAYABLES (NOTE 2H).     11,887,703      1,223,565      2,483,092
                               -------------  -------------  -------------
TOTAL CURRENT LIABILITIES . .     21,505,138      9,652,799     16,501,688

LONG TERM LIABILITIES . . . .     12,501,205     12,409,406        505,875
                               -------------  -------------  -------------
TOTAL LIABILITIES . . . . . .     34,006,343     22,062,205     17,007,564

OWNERS' EQUITY
    STOCK (NOTE 5). . . . . .     15,040,964     15,040,964      8,530,120
    RETAINED EARNINGS . . . .      3,678,460      2,647,476      3,029,077
                               -------------  -------------  -------------
TOTAL OWNERS' EQUITY. . . . .     18,719,424     17,688,440     11,559,197


TOTAL LIABILITIES AND
OWNERS' EQUITY. . . . . . . .  $  52,725,767  $  39,750,644  $  28,566,762
                               =============  =============  =============

The notes on pages 71 to 79 form an integral part of these consolidated interim financial statements.

                                                   SUNFLOWER (USA), LTD.

                                      UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

                                         FOR THE SECOND QUARTER ENDED NOVEMBER 30


                                                                                     1999           1998          1997
                                                                                --------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   1,369,387   $   909,470   $   424,498
Adjustments to reconcile net income to cash provided by operating activities:
  Increase in accounts receivable. . . . . . . . . . . . . . . . . . . . . . .     (1,059,589)     (168,709)   (1,657,748)
  (Increase)/Decrease in deposits, prepayments and other receivables . . . . .     (3,897,276)   (8,788,724)      418,696
  Decrease in inventories (net). . . . . . . . . . . . . . . . . . . . . . . .        240,729     2,330,700     1,013,798
 (Decrease)/Increase in accounts payable . . . . . . . . . . . . . . . . . . .     (1,415,150)      471,882       (50,725)
  Increase/(decrease) in other payable and charges . . . . . . . . . . . . . .     (9,932,775)   (2,602,533)      (62,975)
  Depreciation expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . .        285,553       124,251       114,161
                                                                                --------------  ------------  ------------
Net cash provided by operating activities. . . . . . . . . . . . . . . . . . .    (14,409,122)   (7,723,663)      199,705

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and machinery. . . . . . . . . . . . . . . . . .              0             0        (1,928)
  Increase in construction in progress . . . . . . . . . . . . . . . . . . . .        (81,130)       (5,939)       (5,749)
                                                                                --------------  ------------  ------------
Net cash flows from investing activities . . . . . . . . . . . . . . . . . . .        (81,130)       (5,939)       (7,677)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in long term debt . . . . . . . . . . . . . . . . . . . . . . . . .    (12,501,205)    9,458,554             0
  Increase in short term bank loan . . . . . . . . . . . . . . . . . . . . . .        843,373             0     1,207,350
  Reduction in short term bank loan. . . . . . . . . . . . . . . . . . . . . .        (58,379)     (500,000)            0
                                                                                --------------  ------------  ------------
Net cash flows from financing activities . . . . . . . . . . . . . . . . . . .    (11,716,211)    8,958,554     1,207,350

Net (decrease)/increase in cash and cash equivalent. . . . . . . . . . . . . .    (26,206,463)    1,228,952     1,399,378
Cash and cash equivalents at beginning of the period (September 1) . . . . . .      2,523,603       894,030       445,219
                                                                                --------------  ------------  ------------
Cash and cash equivalents at end of the period (November 30) . . . . . . . . .   ($23,682,860)  $ 2,122,982   $ 1,844,597
                                                                                ==============  ============  ============

The notes on pages 71 to 79 form an integral part of these consolidated interim financial statements.

        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1).     GENERAL
        -------

SunFlower (USA), Ltd. (the Company) is registered in the State of Nevada, with the place of business located at 764 Industry Drive, Building 16, Tukwila, Washington 98188. It owns 100% of its subsidiary - SunFlower Industry (BVI) Co. Ltd. (SunFlower (BVI)), which is incorporated in British Virgin Islands. SunFlower (BVI) is a shell company, which has no activities except that it owns 100% of its subsidiary - SunFlower Industry Co. Ltd. (SunFlower), located in Sheng Yang City, People's Republic of China (PRC).

The Company's main activities are operated by its PRC subsidiary SunFlower, which has been in operation since 1992. The Company engages in the manufacturing and marketing of different types of alloys and copper products, such as copper pipes, sheets, wires, plates, belts, white copper, yellow copper and nickel alloy, etc. The Company receives its orders mainly from the utility and power generating industries. Its products are used in the high-voltage power transmission, turbines, electrical cables, heat exchangers, refrigerators and air conditioners.

The Company establishes an US executive office in the suburban area of Seattle, located at 764 Industry Drive, Tukwila, Washington 98188 to expand its US presence in July 1999. So that the Company can secure copper raw materials from the US for its Chinese manufacturing facilities and start sales activities of its copper pipes, wires and brass products in North America.

The Company retains Graves Group & Company of Seattle, Washington as its public relations consultant to assist the Company to generate news coverage in both industry trade press as well as the business media in Seattle and to produce a marketing brochure on the Company.

The  Company has filed the Form 10SB with the Securities and Exchange Commission
(SEC) according to the Section 12(g) of the Securities Exchange Act of 1934, and made an announcement that it intends to apply for the listing at the American Stock Exchange after the SEC filing is accepted. This upgrading of its stock listing is an integral part of the Company's objective to expand into the North American market.

The Company executed an agreement with Mr. Daniel S. Mckinney, to appoint Mr. Mckinney as its (non-executive) director to promote the Company's business and growth objective in North America in September, 1999. The duration of the agreement lasts for a period of three years. Mr. Mckinny is entitled to certain amount of stock and stock options of the Company for his service to be rendered to the Company.

2)     PRINCIPAL  ACCOUNTING  POLICIES  AND  PRACTICE
       ----------------------------------------------

A)     FISCAL  YEAR  ENDING  MAY  31

The Company's fiscal year ends on May 31 of the following year. This fiscal year policy has been adopted consistently in the past years.

B)     BASIS  OF  CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries (See Note 1, General). All material inter-company balances and transactions, if any, have been eliminated on consolidation.

C)     ACCOUNTS  RECEIVABLE

Accounts receivable is the sales amount to be received. The balance of this account is recorded net of provisions for bad debt amounts.

D)     DEPOSITS,  ADVANCES  AND  OTHER  RECEIVABLES

The balance includes deposits paid for purchase of raw materials & fixed assets, advances given to company's employees for business travels and conferences, short term loans to the company directors, prepayments and notes receivable (See Note 10, Related Party Transactions).

E)     PROPERTY,  PLANT  AND  EQUIPMENT,  AND  DEPRECIATION  EXPENSES

Fixed assets are recorded at historical costs. Depreciation expenses are calculated to write off asset costs after deducting the scrap values on a straight line basis over the expected useful lives. The Company's policy requires proper maintenance to ensure the useful lives of the fixed assets. The Company has been in the expansion phase since 1997, to construct its new factory building and install manufacturing equipment in order to increase production quantity and quality. The expansion of production is mainly financed by debt facilities (see Note 4, Bank Loans).

F)     CONSTRUCTION  IN  PROGRESS

The amount of expansion while in progress is recorded under the Construction In Progress account. When the construction is completed, the balance of the Construction In Progress account is then transferred to the Property, Plant & Equipment account.

G)     INVENTORIES

Inventories are stated at a predetermined manufacturing cost for each product during the year. The inventory cost includes direct materials, direct labor and manufacturing overheads. Costs are then adjusted at the year end to reflect the actual value of the inventories. Inventories are recorded on the "first-in first-out" basis, which is in compliance with the Generally Accepted Accounting Principle.

H)     OTHER  PAYABLES

The balance includes various payables including deposits received, accrued expenses, notes payables, short term loans to the company. The great increase amount of other payable is interest-free short term loans from related company to finance the expansion of the Company.

I)     FOREIGN  CURRENCY  TRANSLATION

The Company maintains its books and records in PRC currency (RMB) ( the functional currency) and translates RMB into United States dollars (the reporting currency) for consolidation. In accordance with Financial Accounting Standard Board (FASB) No.52, foreign currency transactions are translated into United States dollars at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated at applicable rates prevailing at the balance sheet date. Exchange differences, if any, resulting from the above translation policy are included in the "other comprehensive income" reported in stockholders' equity.

J)     SALES/REVENUE  RECOGNITION

Product sales/revenue is recognized upon transfer of title of goods, this is in accordance with the Generally Accepted Accounting Principle.

K)     FINANCIAL  EXPENSES

The total amount of interest costs incurred and charged to expense during the periods, which excludes the amount of interest cost, been capitalized as fixed assets, (i.e. interest expenses necessary to bring the assets to the condition and location for its intended use during the periods, which has future value are capitalized and depreciated over the useful life of such fixed assets) are as follows:

                     November 30, 1999  November 30, 1998  November 30, 1997
                     -------------------------------------------------------
-  Interest Expense           $159,880            $34,189            $30,435

L)     OTHER  INCOME

Contrary to the previous 2 years of 1998 and 1997, the Company has some other income generated during the current year, other than income from normal business sales of copper products.

M)     INCOME  TAX

The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate. Since there is no activities nor sales in the United States, the US federal income tax does not applies.

The current provision for income tax is provided at the applicable tax rates in accordance with the relevant income tax laws and tax credits, when applicable, may be applied.

The Company believes that its PRC operation is not liable for income taxes under a special sino-foreign technology exemption provision. Legal opinion is to be obtained from the taxing authority to settle this income tax exemption issue. For the conservative basis, provision of taxes were made in the last year and this quarter until legal opinion on the Company's no income tax liabilities status is received.

N)     USE  OF  ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make necessary estimates and assumptions. The management believes that the estimates used in preparing the financial statements are reasonable and accurate to properly reflect the operations of the Company. In addition, the estimates used are not subject to near term risk of change, if any.

3)     SEGMENTED  GEOGRAPHIC  SALES
       ----------------------------

Presently, a 100% of sales is generated from its Chinese subsidiary and no sales is made by the Company in the United States (See Note 2j).

During the second quarter ended November 30, 1999, sales to 10 major customers accounted for over approximate 60% of the Company's sales. However, none of these individual customer purchases over 10% of the Company's sales. The dollar value of sales to these customers is expected to maintain or increase steadily over the next several years due to the fact that the Company is the only privately-owned alloy manufacturer in the PRC, which can produce certain products to meet the specifications and quality of its customers. The management indicated that it will continue to provide alloy products to meet the demands of its customers.

4)     BANK  LOANS
       -----------

As a result of a major expansion of the Company's factory building and manufacturing facilities, loans from banks were secured as a way to finance the expansion. The outstanding loan balance amounted to US$8,615,037, being the portion repayable within one year, is reflected under the Current Liabilities. The remaining loan balance of US$12,501,205 is shown under the Long Term Liabilities. Details of the terms of bank loans:

 Principle   Name of Bank                 Maturity Date    Collateral     Nature
-----------  ---------------------------  --------------  -----------   ----------
$    58,489    Bank of Communication      January, 2000         No      Short Term
$   457,831    Shenyang Cooperation Bank  January, 2000         No      Short Term
$ 3,313,253    Shenyang Credit Bank       January, 2000         No      Short Term
$   498,717    Bank of Communication      February, 2000        No      Short Term
$   361,446    Shenyang Credit Bank       February, 2000        No      Short Term
$ 3,253,012    Agricultural Bank          February, 2000        No      Short Term
$   672,289    Construction Bank          February, 2000        No      Short Term
$12,501,205    Shenyang Credit Bank       April, 2001           No      Long Term

It is expected that the short term loans will be renewed upon maturity, after a bank application is made.

5)     STOCK  AND  SHAREHOLDERS
       ------------------------

The Company has 50,000,000 shares of authorized common stock with par value of US$0.01 per share. No preferred stock is authorized and outstanding. During the second quarter of the last year, the outstanding common shares of 12,500,000 were reduced to 4,166,667 common shares.

The Company's shares are listed and traded on the OTC "BB" (or NASDAQ), under the symbol SFLW on October 4, 1998. Signature Stock Transfer, Inc. in Dallas, Texas, serves as transfer agent and registrar for the Company's common stock.
During the forth quarter of the 1998, approximate 370,000 additional common shares were authorized to issue to the public in order to raise US$1 million. The Company also entered into a 3 years contract with a director (non-executive), in which 10,000 shares are awarded each year (see Note 1) . As a result, the total common shares outstanding is approximate 4,546,667 shares.

Principal shareholding of the Company after the US$1 million fund raising, is as follows:

Name                                           Title           Shares    Percentage
                                               Owned           Owned
Edward LIU                               Chairman/Secretary  2,200,000       48.387%
Paul MENG                                Director/President    240,000        5.279%
Witty LIU                                Director              240,000        5.279%
Joy King ZHANG                           Director              120,000        2.639%
Virginia TONG                            Director               80,000        1.760%
Christina ZHANG                          Director               80,000        1.760%
Nathan GOLDENTHAL                        Director                  333        0.007%

Total officers and directors as a group                      2,960,333        65.11%

6)     PAID-IN-CAPITAL
       ---------------

The total paid in capital of the Company as of November 30, 1999 is US$15,040,964, which is the same in 1998.

7)     COMMITMENT  AND  CONTINGENCIES
       ------------------------------

No other material commitments and contingencies were noted as at November 30, 1999.

8)     YEAR  2000  ISSUES
       ------------------

The Company has implemented a Year 2000 (Y2K) program aimed at ensuring that its Company systems, applications and equipment will function properly beyond 1999. As a part of this program, the Company conducted an assessment of its equipment and machinery during August, 1998. The Company's machinery do not have timers or date counters and, therefore, are not subject to Year 2000 problems. The Company continuously seeks to upgrade and improve its computer systems and software to better service customers and to support its growth. As a result, all of the Company's computer systems and software have been recently acquired or upgraded, and the Company believes they are Year 2000 compliant, though there can be no assurance in this regard.

Because the Company replaced or upgraded its computer systems and software in conjunction with its normal business practices, it has not allocated additional resources or attributed additional costs to Year 2000 compliance. The Company will continue to assess and test newly purchased machinery and computer-related hardware and software to ensure such items comply with Year 2000.

9)     INFLATION
       ---------

It is believed that inflation has not had a material impact on the Company's business in recent years.

10)      RELATED  PARTY  TRANSACTIONS
         ----------------------------

The Company has some facilities which are shared by its affiliated companies. The financial effects of the shared facilities are not material. All other related party transactions are reviewed and disclosed when material, in accordance with FASB No.57.

11)     OPERATING  RISKS
        ----------------

The Company's main operations are conducted in the PRC. Accordingly, the business, financial conditions and results on operations may be influenced by the political, economic and legal environment in the PRC. The Company's operations may be subjected to special considerations and risks not typically associated with Companies in North America.

12)     FOREIGN  CORRUPT  PRACTICES  ACT
        --------------------------------

The Company is subject to the U.S. Foreign Corrupt Practices Act of 1977, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with the Company, are not subject to these prohibitions. During the review, no violation of the Foreign Corrupt Practices Act by the Company is noted.

13)     RETIREMENT  PLAN
        ----------------

The Company's employees in the PRC and the United States are all hired on a contractual basis, which Company has no obligations for pension liabilities to the employees. In addition, Company has not adopted post-retirement or post-employment benefit plans.
14)     SHORTAGE  OF  LABOR
        -------------------

The Company does not experience any labor shortage or labor disputes in the past. It is expected that labor resources are abundant to fulfill company's manufacturing and operating needs.

15)     SHORTAGE  OF  SUPPLIES
        ----------------------

The Company purchases raw materials and supplies from various sources and suppliers (e.g. used coppers, copper ingots, other non-ferrous metals) to manufacture its products. The Company does not experience any shortage of raw materials and supplies. It is expected that under a normal business environment, there is no shortage of raw material and supplies in the near future.

16)     RELIANCE  ON  KEY  PERSONNEL
        ----------------------------

Despite that most of the key personnel and employees have been with the Company for over four (4) years, the operation of the Company is dependent on the services of its top ranking officers and employees. The possible loss of their services or the inability to attract qualified personnel will have a material adverse effect on the Company. The Company indicated that it will be able to retain or attract qualified personnel in the future to maintain its operations.

17)     ACCOUNTING  FOR  STOCK  OPTIONS
        -------------------------------

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (FASB No.123), which established the "fair value" method of accounting for stock based compensation arrangements. The Company has adopted a Stock Option Plan to its director (non-executive). The amount involved is not material, making the total share outstanding as a whole (see Note 1). The Board of Directors intends to adopt more stock option plans in the future to reward its management, directors and employees of exceptional contributions to the Company.

18)     IMPACT  OF  RECENTLY  ISSUED  ACCOUNTING  STANDARDS
        ---------------------------------------------------

Statement of Financial Accounting Standards No.133 - Accounting for Derivative Instruments and Hedging Activities (FASB No.133) was recently issued. FASB No.133 established accounting and reporting standards for derivative financial instruments and for hedging activities. The Company does not currently engage in any activities that would be covered by FASB No.133.

                             CONSENT OF INDEPENDENT
                           CERTIFIED PUBLIC ACCOUNTANT


SunFlower  (USA),  Ltd.
Tukwila,  Washington

We hereby consent to the incorporation by reference of our audit report dated August 2,1999 relating to the consolidated financial statement of SunFlower
(USA), Ltd. appearing in the Company's Annual Report on Form 10-SB for the year ended May 31,1999. We also consent to the reference to us under the caption "Experts" in your financial statements. In addition, we consent to the incorporation of our review reports dated November 18, 1999 and January 3, 2000 relating to the first and second quarter financial statements of your company in the content of Form 10-SB12(G)/A.




                                        /s/  Dickson  V.  Lee,  CPA,  L.L.C.
                                        ------------------------------------
                                             Dickson  V.  Lee,  CPA,  L.L.C.

New  York,  New  York
January  18,  2000

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be singed on its behalf by the undersigned, thereunto duly authorized

          SUNFLOWER  (USA),  LTD.

                        By:   /s/  Edward  Ai  Dong  Liu
                              --------------------------------------------------
                              Edward  Ai  Dong  Liu
                              Chairman  of the Board and Chief Executive Officer

Dated:  January  18,  2000

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

  SIGNATURE                        TITLE                 DATE
-----------------------  -------------------------  ---------------
/s/ Edward Liu           Chairman of the Board,     January 12,2000
-----------------------  & Chief Executive Officer
Edward A.D. Liu

/s/ Paul X. B. Meng      President and Director     January 12,2000
-----------------------
Paul X. B. Meng

/s/JoyKing Zhang         Vice President             January 12,2000
-----------------------  &  Director
JoyKing, Zhang Xiao Jun

/s/ Virginia Tong        Vice President             January 12,2000
-----------------------  & Director of Finance
Virginia Z.Q. Tong

/s/ Whitty Liu           Director, Treasury         January 12,2000
-----------------------  & Secretary
Whitty H.D. Liu

/s/ Christina Zhang      Director &                 January 12,2000
-----------------------  VP-Marketing
Christina X.M. Zhang

ITEM  15.



b) EXHIBIT NO.  TITLE
--------------  --------------------------------------------------------------------------------------
           2.0  Articles of Merger - Lucky Three Mining Co. into Pellet America
                Corporation

           2.1  Agreement and Plan of Merger - Lucky Three Mining Co. and Pellet
                America Corporation

           3.0  Amended Articles of Incorporation - Changing the name of Pellet America
                Corporation to SunFlower (USA), Ltd.

           3.1  Articles of Incorporation - Pellet America Corporation

           3.2  By-laws - SunFlower (USA), Ltd.

           4.1  Specimen Stock Certificate -  SunFlower (USA), Ltd.

           4.2  Certificate of Existence with Status in Good Standing - SunFlower (USA),
                Ltd.

          21.0  Subsidiary - Certificate of Incorporation (translated) of SunFlower Industry  Co. Ltd.